Meeting Challenges.


03057861



Prentiss Properties 2002 Annual Report

It's tough out there. The economic climate has negatively affected nearly every office market in the country. A challenging market can present opportunities if you're positioned to take advantage of them. At Prentiss Properties we believe we are prepared for the uncertainties ahead. Our balance sheet is in good shape; we have maintained occupancy rates better than most and our 2003 lease expirations are below average for our industry. In these challenging times we have delivered results which we believe should please our shareholders.

occupancy


91.8%
90.5%
83.5%

Prentiss

Peers[2]

National[1]

growth

DOLLARS PER SHARE

	1997	1998	1999	2000	2001	2002	CAGR[3]
FFO/Share	2.30	2.56	2.87	3.20	3.39	3.36	7.6%
FAD/Share	1.94	2.23	2.29	2.41	2.64	2.64	6.1%
Dividend	1.60	1.60	1.72	1.895	2.09	2.215	6.4%

[illegible]

[illegible]

[illegible]

dividends

DOLLARS PER QUARTER



.40
.44
.485
.535
.56
2098
2099
2000
2001
2002
10%
10.2%
10.3%
4.7%

returns

ANNUALIZED SHAREHOLDER RETURNS

	1999	2000	2001	2002	CUMULATIVE
Prentiss	3.5%	34.9%	9.7%	11.1%	70.2%
NAREIT	(4.6%)	26.4%	13.9%	3.8%	42.6%
Office Peers[2]	(0.3%)	32.6%	7.3%	0.2%	42.1%



In last year's shareholder letter, we said we could not predict what 2002 would bring but believed we faced a challenging environment. What an understatement. In both 2001 and 2002 the overall United States economy lost jobs. Losing jobs in two consecutive years hasn't happened since the 1950's. Over the last two years, there was net negative absorption in office space for the country as a whole. For the forty years prior to 2001 there had never been a single year of negative absorption. Not one. So, yes,

to our shareholders:

2002 was a very challenging environment and it looks like 2003 will be at least as difficult.

Despite a difficult 2002, our strategies of narrowing our market focus, improving our balance sheet, halting our development program and minimizing our lease rollovers worked and differentiated us within our industry.

Let's look at the key criteria we use to measure our performance, regardless of the economic climate.

Total shareholder return As we have stated before, our ultimate measure of success is how well we do for you, our shareholders. In 2002, Prentiss Properties performed exceptionally well, both on an absolute and relative basis. Our total return was 11.1%. This compares favorably with 0.2% for our office peer group, 3.8% for the NAREIT index, (16.8%) for the Dow, (31.5%) for the NASDAQ and (23.4%) for the S&P 500.

Occupancy In an environment with negative job growth and therefore reduced demand for office space, maintaining occupancy is critical. During 2002, occupancy dropped from 85.8% to 83.5% across the country, a decline of 230 basis points. Our peer group lost 290 basis points of occupancy and ended the year at 90.5%. Prentiss Properties lost 50 basis points in office occupancy and ended the year at 91.8% office occupancy and 92.6% overall occupancy. Perhaps the best evidence of our leasing and management skills was demonstrated by our Dallas portfolio.

In continuing to provide demonstrating superior

The Dallas/Fort Worth market had an office vacancy rate of approximately 25% at 12/31/02 and had net negative absorption of nearly 5.0 million square feet during the year. In contrast to the market's poor performance, Prentiss Properties ended the year with positive absorption for our properties and actually improved occupancy from 90.4% to 93.1%. This performance is a real credit to our regional leasing and property management people who did such a great job in a very tough market.

Balance Sheet Management During 2002 we managed to fund $80 million of net acquisitions, complete our single development project and repurchase $50 million of preferred stock without compromising our financial strength. Our leverage remains conservative because of our significant asset sales in prior years and the issuance in 2002 of 1.4 million shares of equity at an average gross price per share of $29.66. With our present debt level and our free cash flow, we still have ample capacity to grow when new opportunities present themselves. We have extended our debt maturities and have only $3.0 million that will mature this year. Finally, we have not relied on short term floating rate debt to fund long-term assets. Our floating rate debt is only 5% of our total capitalization.

Corporate Governance and Disclosure In a year marked by corporate scandal and questionable accounting practices, Prentiss Properties has clear, comprehensive information to the financial community and corporate governance practices, Prentiss has proven to be a leader.

proven to be a leader both in continuing to provide clear, comprehensive information to the financial community and demonstrating superior corporate governance practices. At year-end, Institutional Shareholder Services (ISS) ranked Prentiss in the 98th percentile relative to the Russell 3000 and the 97th percentile relative to the real estate industry (i.e. in the top 2% and 3% respectively) by their measurement of quality of corporate governance.

Real estate is and always has been a cyclical business; we are currently in a difficult part of the cycle. Almost all companies are being tested on a number of fronts and Prentiss Properties is not immune to these tough times. We remain convinced, however, that our demonstrated track record of day to day execution in the key competencies that drive the real estate business, combined with our conservative financial structure, position us to meet the challenges of these times.



Mike Prentiss, Chairman of the Board



Tom August, President and CEO

123 n. wacker drive

In November 1999 Prentiss Properties acquired 123 N. Wacker Drive, a 537,000 SF Class A office building, located in the West Loop submarket of Downtown Chicago. At the time many perceived this as a risky acquisition. We believed, however, that there was limited downside due to our low investment basis and substantial upside if we succeeded in achieving our leasing objectives. We also thought this was the kind of risk we should be taking. By applying almost twenty years of local market knowledge we had gained in Chicago, we saw an opportunity to create substantial value for our shareholders with this transaction.

At the time of the purchase 123 N. Wacker served as the corporate headquarters of AON Corporation. AON occupied 100% of the building, but had previously announced their intention to vacate the entire building upon the maturity of their lease in September of


123 n. wacker drive

2001. At an acquisition cost of $163/SF we felt we had substantial downside protection since replacement cost was approximately $250/SF. For the following reasons, we also believed there was a very high likelihood of being able to re-lease the property once AON vacated:

The quality of the building was outstanding.

The excellent location on Wacker Drive is within easy walking access to the Union and Northwestern commuter rail stations.

The strong CBD office market had Class A vacancy under 5% at the time of our acquisition.

We are pleased to report that in 2002 and early 2003 we were able to substantially lease 123 N. Wacker Drive. We achieved this during one of the worst leasing markets ever, thanks to the quality of our leasing and property operations staff and the quality of the location and the building.

As of March 12th, 2003 we have leased 432,937 SF and brought 123 N. Wacker back to 81% occupancy. We now expect our total investment basis to be around $210/SF in a market where comparable sales suggest value of $250/SF or higher.

Prentiss Properties strives to make informed real estate decisions and take prudent risks. This allows us to produce superior returns on invested capital which creates value for our shareholders.

acquisitions and dispositions

During 2002 we furthered our strategic objective of narrowing our investment focus to office properties in six selected markets: Washington, D.C.; Chicago; Dallas / Ft. Worth; Austin; Northern California; and San Diego. In each of these markets, we believe that our competitive advantages will allow us to outperform the local market over the long term. These competitive advantages include:

Experienced local staff in each of the critical operating functions. The ability to commit significant amounts of capital quickly. The quality and size of our real estate portfolio, and long standing relationships with tenants and key real estate service providers.

On average we have operated in these six markets for 16 years. The managing directors in each region have been with Prentiss Properties for an average of 15 years. This local expertise gives us the ability


burnett plaza



to find superior opportunities. Our financial strength gives us the ability to capitalize on those opportunities.

Here is a brief overview of our acquisition and disposition activity over the past year.

Burnett Plaza, Downtown Fort Worth We purchased this 1.0 million SF property in an 80/20 joint venture in March 1999. At the time of purchase the building was 50% leased. Over the next several years we leased an additional 500,000 SF, bringing the property to 97% occupancy. Our partner had a short term investment horizon and wanted to sell to realize the value that we had created. We negotiated a purchase of our partner's interest because for us the timing was not right to sell. At a basis that is 40-50% below replacement cost and with very little rollover for the next five years, we believe there is substantial opportunity for this asset to appreciate in value.

AMS Building, Northern Virginia We purchased this 264,000 SF property as an exchange for the lower risk assets which we sold in the BWI Industrial sale. This property is 100% leased until 2011 to American Management Systems, a 30-year-old publicly traded company with no debt, and a proven record of profitability. The property provides strong cash returns for the remaining lease term, and complements our other investments in the Fairfax submarket.



park west c3

Park West C-3, Dallas We purchased this 399,000 SF asset in a negotiated transaction with a third party client. Prentiss Properties had leased and managed this property for many years. This acquisition has substantial upside as it was approximately 70% leased at the time we acquired it, and our acquisition basis of $81 per SF is less than 50% of replacement cost for a top quality Class A building. This property also solidifies our presence in the Park West office park, bringing our holdings to 4 buildings totaling approximately 1.0 million SF.

Baltimore/Washington Industrials This 875,000 SF sale included all of our industrial properties in the Baltimore/Washington market and brings EBITDA from industrial properties down to 5% of total EBITDA. This portfolio sale largely completes our exit from the industrial business, which has been a primary objective over the last four years.

The Academy, Los Angeles The Academy (194,000 SF) was the only office asset we owned in the Los Angeles market. With this sale we have now exited seven markets over the last four years. These were markets where we were either not a top competitor or where we thought the markets did not provide enough growth potential. We believe that recycling this capital into our core markets will produce better long term growth for our shareholders.

acquisition / sales activity

DOLLARS IN MILLIONS

Acquisitions			
	Burnett Plaza	4/02	$ 88
	AMS Building	10/02	$ 55
	Park West C-3	1/03	$ 28
	Total Acquisitions		$171
Dispositions			
	BWI Industrials	9/02	$ 34
	The Academy	10/02	$ 22
	Total Dispositions		$ 56

Prentiss Properties focuses on property management, leasing and the development of high quality office buildings in major metropolitan areas. These properties are concentrated in markets where we believe we have a distinct competitive advantage, allowing us to outperform those markets over time. These markets include:



CHICAGO
2.8 million SF
WASHINGTON
3.8 million SF
N. CALIFORNIA
1.6 million SF
S. CALIFORNIA
2.2 million SF
DALLAS/FT. WORTH
3.1 million SF
AUSTIN
1.7 million SF

the numbers:

business profile

We are a self-administered and self-managed Maryland REIT. We acquire, own, manage, lease, develop and build primarily office properties throughout the United States. We are self-administered in that we provide our own administrative services, such as accounting, tax and legal, internally through our own employees. We are self-managed in that we internally provide all the management and maintenance services that our properties require through employees, such as, property managers, leasing professionals and engineers. We operate principally through our operating partnership, Prentiss Properties Acquisition Partners, L.P. and its subsidiaries, and a management company, Prentiss Properties Resources and its subsidiaries. As of December 31, 2002, we owned interests in a diversified portfolio of 137 primarily suburban Class A office and suburban industrial properties as follows:

	number of buildings	net rentable square feet *(in millions)*
Office Properties	106	15.3
Industrial Properties	31	2.3
Total	137	17.6

Our properties include 2 office properties containing 222,000 net rentable square feet that were in various stages of development at December 31, 2002. As of December 31, 2002, our properties, exclusive of the development properties, were 93% leased to approximately 1,000 tenants. In addition to managing properties that we own, we manage approximately 14.9 million net rentable square feet in office, industrial and other properties for third parties.

Our primary business is the ownership and operation of office and industrial properties throughout the United States. Our organization consists of a corporate office located in Dallas, Texas and five regional offices each of which operates under the guidance of a member of our senior management team. The following are the 12 markets in which our properties are located with the first market being the location of each regional office:

region	market
Mid-Atlantic	Metropolitan Washington, DC, Atlanta
Midwest	Chicago, Suburban Detroit
Southwest	Dallas/Fort Worth, Austin, Denver, Houston
Northern California	Oakland, Sacramento
Southern California	San Diego, Los Angeles

our properties

property name	building type	market	years built/ renovated	number of buildings	net rentable square feet[D] *(in thousands)*	total base rent for year ended 12/31/02[E] *(in thousands)*	percent leased as of 12/31/02
Cumberland Office Park	Office	Atlanta	1972-1999	9	644	$11,021	82
1676 International[A]	Office	Metro. Wash., DC	1999	1	75	2,061	100
2411 Dulles Corner Road	Office	Metro. Wash., DC	1990	1	177	4,578	71
3130 Fairview Park Drive	Office	Metro. Wash., DC	1999	1	183	5,434	100
3141 Fairview Park Drive	Office	Metro. Wash., DC	1988	1	192	3,082	89
4401 Fair Lakes Court	Office	Metro. Wash., DC	1988	1	59	1,526	85
6600 Rockledge Drive	Office	Metro. Wash., DC	1981	1	156	4,022	100
7101 Wisconsin Avenue	Office	Metro. Wash., DC	1975	1	237	4,353	73
8260 Greensboro[A]	Office	Metro. Wash., DC	1980	1	38	858	92
8521 Leesburg Pike	Office	Metro. Wash., DC	1984	1	145	3,175	89
12601 Fair Lakes Circle	Office	Metro. Wash., DC	1995	1	264	568	100
13825 Sunrise Valley Drive	Office	Metro. Wash., DC	1989	1	104	2,502	88
Calverton Office Park	Office	Metro. Wash., DC	1981-1987	3	307	5,638	87
Campus Point	Office	Metro. Wash., DC	1985	1	172	2,814	100
Fairmont Building	Office	Metro, Wash., DC	1964/1997	1	122	2,593	95
Greenwood Center	Office	Metro. Wash., DC	1985	1	150	3,569	100
Oakwood Center	Office	Metro, Wash., DC	1982	1	128	2,719	95
Park West at Dulles	Office	Metro, Wash., DC	1997	1	152	3,447	100
Plaza 1900	Office	Metro, Wash., DC	1989	1	203	4,139	100
Research Office Center I-III	Office	Metro. Wash., DC	1986-2000	3	439	9,996	98
Willow Oaks I & II	Office	Metro. Wash., DC	1986-1989	2	387	7,087	100
Willow Oaks III	Office	Metro. Wash., DC	- [C]	1	182	95	29
Total Mid-Atlantic Region				35	4,516	85,277	
123 North Wacker Drive	Office	Chicago	1986	1	537	4,500	75
1717 Deerfield Road	Office	Chicago	1985	1	138	2,173	79
1800 Sherman Avenue	Office	Chicago	1986	1	136	3,457	100
701 Warrenville Road	Office	Chicago	1988	1	67	1,014	100
Bannockburn Centre	Office	Chicago	1999	1	257	4,383	100
Corporetum Office Campus	Office	Chicago	1984-1987	5	324	5,765	82
O'Hare Plaza II	Office	Chicago	1986	1	236	5,689	81
One O'Hare Centre	Office	Chicago	1984	1	380	5,658	80
Salton	Office	Chicago	2001	1	59	1,077	100
Chicago Industrial	Industrial	Chicago	1987-1988	4	682	2,255	93
One Northwestern Plaza	Office	Sub. Detroit	1989	1	242	4,963	70
Total Midwest Region				18	3,058	40,934	
Barton Skyway I-IV	Office	Austin	1999-2002	4	787	14,605	98
Broadmoor Austin[B]	Office	Austin	1991	7	556	10,179	100
Cielo Center	Office	Austin	1984	3	271	4,875	92
Spyglass Point	Office	Austin	1999	1	59	964	100
Bachman East & West	Office	Dallas/Fort Worth	1986	2	196	2,715	84
Burnett Plaza	Office	Dallas/Fort Worth	1983	1	1,025	13,110	94
Cottonwood Office Center	Office	Dallas/Fort Worth	1986	3	164	2,682	96
IBM Call Center	Office	Dallas/Fort Worth	1998	1	150	2,120	100

our properties (cont.)

property name	building type	market	years built/ renovated	number of buildings	net rentable square feet[D] *(in thousands)*	total base rent for year ended 12/31/02[E] *(in thousands)*	percent leased as of 12/31/02
Lakeview Center	Office	Dallas/Fort Worth	2000	1	101	1,131	96
Millennium Center	Office	Dallas/Fort Worth	1999	1	99	1,429	100
Park West C2	Office	Dallas/Fort Worth	1989	1	349	8,227	98
Park West E1	Office	Dallas/Fort Worth	1982	1	183	3,107	100
Park West E2	Office	Dallas/Fort Worth	1985	1	201	2,818	92
Walnut Glen Tower	Office	Dallas/Fort Worth	1985	1	464	8,307	89
WestPoint Office Building	Office	Dallas/Fort Worth	1998	1	150	736	78
Carrara Place	Office	Denver	1982	1	235	3,197	94
Highland Court	Office	Denver	1986	1	99	1,299	77
Orchard Place I & II	Office	Denver	1980	2	105	2,036	98
PacifiCare Building	Office	Denver	1983	1	200	2,706	86
Panorama Point	Office	Denver	1983	1	79	1,175	84
International Energy Center	Office	Houston	1982/1990	1	156	1,665	79
One Westchase Center	Office	Houston	1982	1	466	7,311	85
Westheimer Central Plaza	Office	Houston	1982	1	183	2,939	96
Total Southwest Region				38	6,278	99,333	
Natomas Corporate Center	Office	Sacramento	1984-1991	6	566	11,691	95
Lake Merritt Tower I	Office	Oakland	1990	1	204	5,275	99
The Ordway	Office	Oakland	1970	1	531	14,273	99
World Savings Center	Office	Oakland	1985	1	272	7,260	100
Total Northern California Region				9	1,573	38,499	
Los Angeles Industrial	Industrial	Los Angeles	1973-1983	18	1,253	7,010	100
Carlsbad Pacific Center I & II	Office	San Diego	1986-1989	2	90	2,214	99
Carlsbad Pacific Center III	Office	San Diego	- (C)	1	40	430	95
Carlsbad Pacifica	Office	San Diego	1986	1	49	1,180	96
Del Mar Gateway	Office	San Diego	2001	1	164	5,047	100
Executive Center Del Mar	Office	San Diego	1998	2	113	3,225	100
Plaza I & II	Office	San Diego	1988-1989	2	89	2,032	96
The Campus	Office	San Diego	1988	1	45	790	96
San Diego Industrial	Industrial	San Diego	1985-1988	9	359	4,010	100
Total Southern California Region				37	2,202	25,938	
Total Properties				137	17,627	$289,981	

(A) We hold a 25% non-controlling interest in Tysons International Partners. Tysons International Partners owns the 1676 International and 8260 Greensboro properties located in the Metropolitan Washington, D.C. area. Net rentable square feet and total base rent presented above represents our pro-rata share. We account for our interest using the equity method of accounting.

(B) We hold a 50% non-controlling interest in Broadmoor Austin Associates. Broadmoor Austin Associates owns an office complex in Austin, Texas, consisting of seven properties. Net rentable square feet and total base rent presented above represents our pro-rata share. We account for our interest using the equity method of accounting.

(C) Properties in various stages of development or properties that have been recently developed by us and are in various stages of lease-up.

(D) Net rentable square feet defines the area of a property for which a tenant is required to pay rent, which includes the actual rentable area plus a portion of the common areas of the property allocated to a tenant.

(E) Total base rent for the year ended December 31, 2002 includes the fixed rental amount due for the year ended December 31, 2002 under contractual lease obligations, which excludes (1) lease termination payments; (2) parking rent; (3) future contractual or contingent rent escalations; and (4) additional rent payable by tenants for items such as common area maintenance, real estate taxes and other expense reimbursements.

forward-looking statements

This Annual Report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this Annual Report, words such as "anticipate," "believe," "estimate," "expect," "intend," "predict," "project," and similar expressions, as they relate to us or our management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of our management as well as assumptions made by us and information currently available to us. These forward-looking statements are subject to certain risks, uncertainties and assumptions, including risks, uncertainties and assumptions related to the following:

- The geographic concentration of our properties;
- Our real estate acquisition, redevelopment, development and construction activities;
- Factors that could result in the poor operating performance of our properties including tenant defaults and increased costs such as insurance;
- Competition in markets where we have properties;
- Environmental and Americans with Disabilities Act compliance issues related to our properties;
- Some of our properties may be subject to uninsured losses;
- Our properties are illiquid assets;
- Our incurrence of debt and use of variable rate debt and derivative financial instruments;
- Limited ability of shareholders to effect a change of control;
- Our failure to qualify as a REIT;
- Conflicts of interest;
- Changes in our investment, financing and borrowing policies without shareholder approval;
- Our dependence on key personnel;
- Our third-party property management, leasing, development and construction business and related services;
- The effect of shares available for future sale on the price of common shares; and
- Changes in market conditions including market interest rates.

If one or more of these risks or uncertainties materialize, or if any underlying assumption proves incorrect, actual results may vary materially from those anticipated, expected or projected. Such forward-looking statements reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. You should refer to the section entitled "Risk Factors" in our Form 10-K for a discussion of risk factors that could cause actual results to differ materially from those indicated by the forward-looking statements. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this Annual Report. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

selected financial and operating data

The following sets forth our selected consolidated financial and operating data. The following data should be read in conjunction with the historical Consolidated Financial Statements and notes thereto and Management's Discussion and *Analysis of Financial Condition and Results of Operations.*

The selected historical consolidated financial data has been derived from our audited financial statements and notes thereto.

operating data	year ended december 31,				
(in thousands, except per share amounts)	2002	2001	2000	1999	1998
Rental income	$ 350,122	$ 331,570	$ 327,816	$ 289,037	$ 227,022
Management and other fees, net	4,386	5,042	4,555	3,325	5,964
Total revenues	354,508	336,612	332,371	292,362	232,986
Property operating expenses and real estate taxes	128,773	114,484	113,596	101,303	79,990
General and administrative and personnel costs	10,361	10,396	9,790	8,843	8,000
Interest expense and amortization of financing costs	68,913	66,079	72,727	60,472	42,681
Depreciation and amortization	71,734	61,986	61,479	52,828	40,244
Total expenses	279,781	252,945	257,592	223,446	170,915
Merger termination fee, net	-	17,000	4,091	-	-
Loss on investment in securities	-	-	(1,000)	-	-
Income from continuing operations before minority interests and equity in income	74,727	100,667	77,870	68,916	62,071
Minority interests	(10,899)	(17,483)	(15,510)	(12,567)	(7,597)
Equity in income of joint ventures and unconsolidated subsidiaries	3,154	3,131	3,843	4,294	7,398
Income from continuing operations	66,982	86,315	66,203	60,643	61,872
Income from discontinued operations	2,008	2,741	3,308	3,902	4,331
Gain from disposition of discontinued operations	5,575	-	-	-	-
Minority interests related to discontinued operations	(284)	(118)	(147)	(168)	(199)
Discontinued operations	7,299	2,623	3,161	3,734	4,132
Income before gain on sale of properties and extraordinary items	74,281	88,938	69,364	64,377	66,004
Gain on sale of properties	-	13,895	221	16,105	14,416
Extraordinary items	-	(367)	-	-	(9,001)
Net income	$ 74,281	$ 102,466	$ 69,585	$ 80,482	$ 71,419
Preferred dividends	(8,358)	(7,887)	(7,151)	(6,491)	(5,655)
Net income applicable to common shareholders	$ 65,923	$ 94,579	$ 62,434	$ 73,991	$ 65,764

selected financial and operating data (cont.)

operating data			year ended december 31,		
(in thousands, except per share amounts)	2002	2001	2000	1999	1998
Basic earnings per common share:					
Income from continuing operations applicable to common shareholders	$ 1.53	$ 2.51	$ 1.63	$ 1.85	$ 1.82
Discontinued operations	$ 0.19	$ 0.07	$ 0.09	$ 0.10	$ 0.11
Extraordinary items	$ -	$ (0.01)	$ -	$ -	$ (0.23)
Net income applicable to common shareholders - basic	$ 1.72	$ 2.57	$ 1.72	$ 1.95	$ 1.70
Weighted average number of common shares outstanding - basic	38,409	36,736	36,273	37,875	38,742
Diluted earnings per common share:					
Income from continuing operations applicable to common shareholders	$ 1.52	$ 2.45	$ 1.62	$ 1.84	$ 1.79
Discontinued operations	$ 0.19	$ 0.07	$ 0.09	$ 0.09	$ 0.10
Extraordinary items	$ -	$ (0.01)	$ -	$ -	$ (0.21)
Net income applicable to common shareholders - diluted	$ 1.71	$ 2.51	$ 1.71	$ 1.93	$ 1.68
Weighted average number of common shares and common share equivalents outstanding - diluted	38,649	40,849	36,515	41,729	42,497

balance sheet data			as of or for the year ended december 31,		
(in thousands)	2002	2001	2000	1999	1998
Operating real estate, before accumulated depreciation	$1,932,028	$1,807,039	$1,869,694	$1,780,386	$1,648,732
Operating real estate, after accumulated depreciation	1,753,236	1,660,690	1,743,064	1,688,925	1,623,941
Cash and cash equivalents	5,080	5,845	5,452	13,313	5,523
Total assets	2,122,289	2,030,593	2,117,875	1,994,663	1,871,145
Mortgages and notes payable	1,011,027	907,734	1,007,800	896,810	800,263
Total liabilities	1,141,731	1,024,607	1,132,858	983,850	880,447
Minority interests	136,325	186,186	178,753	179,320	130,120
Shareholders' equity	844,233	819,800	806,264	831,493	860,578

other data					
(in thousands)					
Cash flow from operations	$ 160,611	$ 160,424	$ 161,961	$ 119,664	$ 101,986
Cash flow from investing	(160,505)	(52,854)	(173,211)	(140,377)	(563,851)
Cash flow from financing	(871)	(107,177)	3,389	28,503	460,313
EBITDA	233,061	231,162	227,785	201,243	166,454
Funds from operations	147,766	143,946	134,311	124,665	113,620

property data					
(square feet in thousands)					
Number of properties	137	146	181	199	233
Total net rentable square feet	17,627	17,597	19,497	19,848	20,963
Leased %	93%	94%	96%	96%	97%

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our "Selected Financial and Operating Data" and our historical consolidated financial statements and related notes thereto. Historical results set forth in our "Selected Financial and Operating Data" and Consolidated Financial Statements should not be taken as an indication of our future operations.

overview

As an owner of real estate, the majority of our income and cash flow is derived from rental income received pursuant to tenant leases for space at our properties; and thus, our earnings would be negatively impacted by a deterioration of our rental income. One or more factors could result in a deterioration of rental income including (1) our failure to renew or execute new leases as current leases expire, (2) our failure to renew or execute new leases with rental terms at or above the terms of in-place leases, and (3) tenant defaults.

Our failure to renew or execute new leases as current leases expire or to execute new leases with rental terms at or above the terms of in-place leases is dependent on factors such as (1) the local economic climate, which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors, and (2) local real estate conditions, such as oversupply of office and industrial space or competition within the market.

The following are the 12 markets in which our properties are located with the first market being the location of each regional office:

region	market
Mid-Atlantic	Metropolitan Washington DC, Atlanta
Midwest	Chicago, Suburban Detroit
Southwest	Dallas/Fort Worth, Austin, Denver, Houston
Northern California	Oakland, Sacramento
Southern California	San Diego, Los Angeles

At December 31, 2002, we had 16.1 million square feet of in-place leases representing 93% of the net rentable square feet of our operating properties. Our leases range in term from 1 month to 20 years with an average term of 5 to 7 years. The 16.1 million square feet of in-place leases expire as follows:

(square feet in thousands)	square feet	
2003	1,641	10.2%
2004	2,648	16.4%
2005	2,001	12.4%
2006	1,875	11.6%
2007	2,043	12.7%
Thereafter	5,901	36.7%
	16,109	100.0%

If one or more tenants fail to pay their rent due to bankruptcy, weakened financial condition or otherwise, our income, cash flow and ability to make distributions would be negatively impacted. At any time, a tenant may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant leases.

On July 21, 2002, WorldCom, Inc. announced that WorldCom and substantially all of its active U.S. subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the U.S. Code in the United States Bankruptcy Court. At the time of the announcement, WorldCom subsidiaries had operating leases totaling 273,000 square feet in six of our properties. In November 2002, we received formal notice of rejection of approximately 24,000 square feet of WorldCom related leases.

At December 31, 2002, we had six remaining office lease agreements with WorldCom subsidiaries representing 249,045 square feet in five of our office properties. Annualized base rental revenue from these leases equates to approximately $5.6 million, or less than 2% of our annualized base rental revenue. All rent due as of December 31, 2002 under the office lease agreements has been collected. Accruable rental income related to these leases totaled approximately $730,000 at December 31, 2002, all of which was reserved at December 31, 2002. Our WorldCom related office leases expire as follows: 17,118 square feet expire in March 2003; 18,039 square feet expire in July 2003; 106,576 square feet expire in April 2005; and 107,312 square feet expire at various times in 2006. Base rental rates under these leases range from $17.50 per square foot to $23.52 per square foot. In addition to the office lease agreements, we have rooftop antenna lease agreements with WorldCom subsidiaries. These leases expire at various dates through June 30, 2008. Annualized rent from these leases equates to approximately $272,000. In January 2003, we received formal notice of rejection of approximately 71,000 square feet of the Worldcom related office leases expiring in 2006. At December 31, 2002, approximately 24,000 square feet of the 71,000 square feet, was sub-leased to a tenant unaffiliated with Worldcom.

As of the date of this filing, we are uncertain whether the remaining leases will be accepted or rejected in the bankruptcy proceedings or whether WorldCom or its subsidiaries will continue to pay in accordance with the lease terms.

critical accounting policies and estimates

Our discussion and analysis of financial condition and results of operations is based upon our Consolidated Financial Statements. Our Consolidated Financial Statements include the accounts of Prentiss Properties Trust, our operating partnership and our other consolidated subsidiaries. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from our estimates.

The significant accounting policies used in the preparation of our Consolidated Financial Statements are fully described in Note (2) to our audited Consolidated Financial Statements for the year ended December 31, 2002. However, certain of our significant accounting estimates are considered critical accounting estimates because the estimate requires our management to make assumptions about matters that are highly uncertain at the time the estimate is made and different estimates that reasonably could have been used in the current period, or changes in the estimates that are reasonably likely to occur from period to period, would have a material impact on our financial condition, changes in financial condition or results of operations. We consider our critical accounting policies and estimates to be those used in the determination of the reported amounts and disclosure related to the following:

(1) Impairment of long-lived assets and the long-lived assets to be disposed of;
(2) Allowance for doubtful accounts;
(3) Depreciable lives applied to real estate assets and improvements to real estate assets;
(4) Initial recognition, measurement and allocation of the cost of real estate acquired; and
(5) Fair value of derivative instruments.

impairment of long-lived assets and long-lived assets to be disposed of

Real estate, leasehold improvements and land holdings are classified as long-lived assets held for sale or long-lived assets to be held and used. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we record assets held for sale at the lower of the carrying amount or fair value, less cost to sell. With respect to assets classified as held and used, we periodically review these assets to determine whether our carrying amount will be recovered. All of our long-lived assets were classified as held and used at December 31, 2002. Our operating real estate, which comprises the majority of our long-lived assets, had a carrying amount of $1.8 billion at December 31, 2002. A long-lived asset is considered impaired if its carrying amount exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Upon impairment, we would recognize an impairment loss to reduce the carrying value of the long-lived asset to our estimate of its fair value. Our estimate of fair value and cash flows to be generated from our properties requires us to make assumptions related to future occupancy of our properties, future rental rates, tenant concessions, operating expenditures, property taxes, capital improvements, the ability of our tenants to perform pursuant to their lease obligations, the holding period of our properties and the proceeds to be generated from the eventual sale of our properties. If one or more of our assumptions proves incorrect or if our assumptions change, the recognition of an impairment loss on one or more properties may be necessary in the future. For assets classified as held and used, we have not recognized any impairment during the three year period ended December 31, 2002. During this same period, however, we classified two real estate assets as held for sale and recognized impairment losses totaling $7.6 million in the aggregate. The table below details the impairment losses recognized during the three years ended December 31, 2002:

(in thousands)	year ended december 31, 2002	2001	2000
Impairment loss recognized	$ 2,855[1]	$ 4,765[2]	$ -

(1) Included in gain from disposition of discontinued operations, net in the accompanying statement of income.
(2) Included in gain on sale of properties, net in the accompanying statement of income.

allowance for doubtful accounts

Accounts receivable are reduced by an allowance for amounts that we estimate to be uncollectible. Our receivable balance is comprised primarily of accrued rental rate increases to be received over the life of in-place leases as well as rents and operating cost recoveries due from tenants. We regularly evaluate the adequacy of our allowance for doubtful accounts considering such factors as credit quality of our tenants, delinquency of payment, historical trends and current economic conditions. At December 31, 2002, we had total receivables of $46.7 million and an allowance for doubtful accounts of $7.7 million, resulting in a net receivable balance of $39.0 million. Of the $46.7 million in total receivables, $36.2 million represents accrued rental rate increases to be received over the life of in-place leases. It is our policy to reserve all outstanding receivables that are 90-days past due along with a portion of the remaining receivable balance that we feel is uncollectible based on our evaluation of the outstanding receivable balance. In addition, we increase our allowance for doubtful accounts for accrued rental rate increases, if we determine such future rent is uncollectible. Actual results may differ from these estimates under different assumptions or conditions. If our assumptions, regarding the collectibility of accounts receivable, prove incorrect, we may experience write-offs in excess of our allowance for doubtful accounts. The table below presents bad debt expense recognized during the three years ended December 31, 2002, which includes increases or decreases to our allowance for doubtful accounts. The table also presents our allowance for doubtful accounts at each period end.

(in thousands)	year ended december 31, 2002	2001	2000
Bad debt expense	$ 5,428	$ 766	$ 1,850
Less: Bad debts realized during the period	(802)	(1,184)	(1,236)
Increase/(decrease) in allowance for doubtful accounts	$ 4,626	$ (418)	$ 614
Allowance for doubtful accounts at period end	$ 7,712	$ 3,086	$ 3,504

depreciable lives applied to real estate assets and improvements to real estate assets

Depreciation on buildings and improvements is provided under the straight-line method over an estimated useful life of 30 to 40 years for office buildings and 25 to 30 years for industrial buildings. Significant betterments made to our real estate assets are capitalized and depreciated over the estimated useful life of the betterment. If our estimate of useful lives proves to be materially incorrect, the depreciation and amortization expense that we currently recognize would also prove to be materially incorrect. A change in our estimate of useful lives would therefore, result in either an increase or decrease in depreciation and amortization expense and thus, an increase or decrease in earnings. The table below presents real estate related depreciation and amortization expense, including depreciation and amortization expense related to discontinued operations, recognized during the three years ended December 31, 2002:

(in thousands)	year ended december 31, 2002	2001	2000
Depreciation and amortization expense	$ 73,368	$ 64,190	$ 63,328

initial recognition, measurement and allocation of the cost of real estate acquired

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," which includes, within its scope, real estate acquisitions, we estimate at the date of acquisition the fair value of the various components of each real estate asset acquired and allocate the purchase price to each component accordingly. Generally this includes an allocation of the purchase price to land, building, leasing costs, leasehold improvements and to an intangible asset or liability representing the difference between the contractual in-place leases and the fair value of such in-place leases. We determine the fair value of the components using a variety of methods and assumptions all of which result in a general approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price allocation. Financial Accounting Standards No. 141 is effective for business combinations for which the date of acquisition is July 1, 2001, or later. During the period July 1, 2001 through December 31, 2002, we acquired three real estate properties. Based on our estimates of the fair value of the components of each real estate property acquired between July 1, 2001 and December 31, 2002, we allocated the purchase price as follows:

	year ended december 31,	
(in thousands)	2002	2001
Land	$ 10,200	$ 3,000
Buildings and improvements	$ 131,001	$ 15,221
Leasing costs and leasehold improvements	$ 21,424	$ -
Intangible asset/(liability)	$ -	$ -

fair value of derivative instruments

In accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted, beginning January 1, 2001, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability of expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized currently in earnings. We assess the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

Our objective in using derivatives is to add stability to interest expense and to manage our exposure to interest rate movements. To accomplish this objective, we use interest rate swaps as part of our cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount. During 2002, such derivatives were used to hedge the variable cash flows associated with a portion of our variable-rate debt.

As of December 31, 2002, we did not have any derivatives designated as fair value hedges. Additionally, we do not use derivatives for trading or speculative purposes and currently, we do not have any derivatives that are not designated as hedges.

To determine the fair value of our derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including most derivatives, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized. Future cash inflows or outflows from our derivative instruments depend upon future borrowing rates. If assumptions about future borrowing rates prove to be materially incorrect, the recorded value of these agreements could also prove to be materially incorrect. Because we use the derivative instruments to hedge our exposure to variable interest rates, thus effectively fixing a portion of our variable interest rates, the impact of changes in future borrowing rates could result in our interest expense being either higher or lower than might otherwise have been incurred on our variable-rate borrowings had the rates not been fixed. The table below presents the amount by which cash payments made under our interest rate swap agreements exceeded cash receipts from our agreements, or conversely, the amount by which cash receipts exceeded cash payments made under our agreements during the three years ended December 31, 2002. The table also presents the estimated fair value of our in-place swap agreements as of December 31, 2002, 2001 and 2000.

(in thousands)	year ended december 31, 2002	2001	2000[1]
Net cash (paid)/received under our interest rate swap agreements	$ (8,232)	$ (3,197)	$ 215
Fair value of interest rate swaps	$ (16,776)	$ (10,490)	$ (2,513)

(1) In accordance with Statement of Financial Accounting Standards No. 133, the fair value of the interest rate swap at December 31, 2000 was included as a cumulative transition adjustment and recorded as a liability on our consolidated balance sheet on January 1, 2001.

results of operations

Comparison of the Year Ended December 31, 2002 to the Year Ended December 31, 2001

The table below presents our consolidated statements of income for the years ended December 31, 2002 and 2001:

consolidated statements of income (in thousands)	year ended december 31, 2002	2001
Revenues:		
Rental income	$ 350,122	$ 331,570
Management and other fees, net	4,386	5,042
	354,508	336,612
Expenses:		
Property operating and maintenance	88,842	76,796
Real estate taxes	39,931	37,688
General and administrative and personnel cost	10,361	10,396
Interest expense	67,081	64,472
Amortization of deferred financing costs	1,832	1,607
Depreciation and amortization	71,734	61,986
	279,781	252,945
Merger termination fee, net	-	17,000
Income from continuing operations before minority interests and equity in income	74,727	100,667
Minority interests	(10,899)	(17,483)
Equity in income of joint ventures and unconsolidated subsidiaries	3,154	3,131
Income from continuing operations	66,982	86,315
Discontinued operations:		
Income from discontinued operations	2,008	2,741
Gain from disposition of discontinued operations	5,575	-
Minority interests related to discontinued operations	(284)	(118)
	7,299	2,623
Income before gain on sale of properties and extraordinary items	74,281	88,938
Gain on sale of properties	-	13,895
Extraordinary items	-	(367)
Net income	$ 74,281	$ 102,466
Preferred dividends	(8,358)	(7,887)
Net income applicable to common shareholders	$ 65,923	$ 94,579

Included below is a discussion of the significant events or transactions that have impacted our results of operations when comparing the year ended December 31, 2002 to the year ended December 31, 2001.

acquisition of real estate. Prior to March 2002, we owned a 20% non-controlling interest in the joint venture owning the Burnett Plaza property, a 1.0 million net rentable square foot office building located in our Southwest Region. Our 20% interest was accounted for using the equity method of accounting and thus, our share of the results of operations from the property were included in the line item "equity in income of joint ventures and unconsolidated subsidiaries" on our consolidated statement of income. On March 7, 2002, we purchased from Burnett Plaza - VEF III, L.P., an affiliate of Lend Lease Real Estate Investments, its 80% interest in the joint venture for a purchase price of approximately $51.2 million. Subsequent to this purchase, the results of operations for the Burnett Plaza property are consolidated into the results of operations of our operating partnership.

In addition to the acquisition of the Burnett Plaza property, between April 2001 and November 2002, we acquired six wholly-owned office properties and an interest in a real estate joint venture. The six wholly-owned properties, all of which are located in our Mid-Atlantic Region, contain 1.1 million net rentable square feet and were acquired for an aggregate purchase price of $179.2 million. The joint venture interest, which we acquired for $10.7 million, consists of a 25% non-controlling interest in a joint venture owning two office properties containing 452,000 net rentable square feet which are located in our Mid-Atlantic Region. We account for our interest in the joint venture using the equity method of accounting.

leasing of development projects. Our results of operations, for the year ended December 31, 2002, have been bolstered by the contribution of several development projects. The projects include approximately 182,000 net rentable square feet in our Mid-Atlantic Region, 59,000 net rentable square feet in our Midwest Region, 396,000 net rentable square feet in our Southwest Region and 40,000 net rentable square feet in our Southern California Region. At December 31, 2002 these projects were approximately 80% leased.

real estate dispositions. During 2002, we disposed of seven industrial properties containing 875,000 net rentable square feet and three office properties containing 194,000 net rentable square feet. The industrial properties included all of the industrial properties within our Mid-Atlantic Region. The office properties represented our only office holdings within the Los Angeles area, a market within our Southern California Region. The sales resulted in aggregate gross proceeds of $56.0 million which were used to repay a portion of the outstanding borrowings under our revolving credit facility. In addition to the properties sold during 2002, during 2001, we disposed of 42 properties containing 2.8 million net rentable square feet. The 42 property dispositions included 1 property containing 243,000 net rentable square feet located in our Mid-Atlantic Region, 5 properties containing 584,000 net rentable square feet in our Midwest Region, 5 properties containing 301,000 net rentable square feet in our Southern California Region and all of the properties within our Northeast Region which included 31 properties containing 1.70 million net rentable square feet.

termination of merger. On September 21, 2000, we entered into a termination and release agreement which provided for the termination of the agreement and plan of merger dated June 27, 2000, between us, our operating partnership, Mack-Cali Realty Corporation, and Mack-Cali Realty, L.P. As part of the termination and release agreement, and pursuant to an escrow agreement dated September 21, 2000, Mack-Cali deposited a $25.0 million termination fee in escrow for our benefit.

redemption/issuance of preferred units. On January 3, 2002, we repurchased all of our outstanding 9.45%, Series C Cumulative Redeemable Perpetual Preferred Units of our operating partnership for approximately $50.6 million including accrued and unpaid dividends. In April 2001, we issued $10.0 million of 7.50%, Series E Cumulative Preferred Units of our operating partnership as partial consideration for the acquisition of real estate related assets.

other significant events or transactions. On November 22, 1999, we acquired 123 North Wacker, a 537,000 net rentable square foot office property located in our Midwest Region for a purchase price of approximately $87.3 million. The property was primarily leased to a single tenant whose intention was to vacate the property in September 2001 upon the expiration of the in-place lease. Our intention was to convert and market the building for lease as a multi-tenant property. The property, which was vacated as intended, is currently 81% leased.

The following is a discussion of the material changes in our consolidated statements of income and a discussion of the impact that the significant events or transactions, as described above, had on one or more line items of our consolidated statements of income when comparing the year ended December 31, 2002 to the year ended December 31, 2001.

rental income. Rental income increased by $18.6 million, or 5.6%, from $331.6 million to $350.1 million. The real estate acquisitions and development properties coming on-line resulted in increases of $26.9 million and $9.8 million, respectively. These increases were partially offset by a decrease of $10.4 million related to property dispositions during the period January 1, 2001 through December 31, 2001, a decrease of $3.6 million related to our 123 North Wacker property and a decrease of $4.1 million from our other properties relating primarily to occupancy declines in our portfolio.

property operating and maintenance. Property operating and maintenance costs increased by $12.0 million, or 15.7%, from $76.8 million to $88.8 million. The real estate acquisitions and development properties coming on-line resulted in increases of $6.2 million and $1.8 million, respectively. These increases were partially offset by a decrease of $2.4 million related to real estate dispositions during the period January 1, 2001 through December 31, 2001 and a decrease of $96,000 related to our 123 North Wacker property. Property operating and maintenance expenses related to our other properties increased by $6.5 million relating primarily to an increase of $4.6 million in our allowance for doubtful accounts and $1.7 million in property related insurance during the period. The increase in property related insurance resulted primarily from the premiums paid for terrorism insurance.

real estate taxes. Real estate taxes increased by $2.2 million, or 6.0%, from $37.7 million to $39.9 million. The real estate acquisitions and development properties coming on-line resulted in increases of $2.9 million and $1.3 million, respectively. These increases were partially offset by a decrease of $699,000 related to real estate dispositions during the period January 1, 2001 through December 31, 2001 and a decrease of $292,000 related to our 123 North Wacker property. Other properties decreased by approximately $963,000 primarily as a result of the reassessment of certain property values by various taxing authorities.

interest expense. Interest expense increased by $2.6 million, or 4.0%, from $64.5 million to $67.1 million, primarily as a result of an increase in weighted average borrowings outstanding from the year ended December 31, 2001 to year ended December 31, 2002, accompanied by a decrease in capitalized interest from $5.2 million to $3.4 million for the respective periods. The increase was partially offset by a decrease in the weighted average interest rate paid on outstanding borrowings from 7.37% to 6.78% for the respective periods.

depreciation and amortization. Depreciation and amortization increased by $9.7 million, or 15.7%, from $62.0 million to $71.7 million. The real estate acquisitions and development properties coming on-line resulted in increases of $4.7 million and $2.0 million, respectively. These increases were partially offset by a decrease of $1.9 million related to real estate dispositions during the period January 1, 2001 through December 31, 2001. Additionally, our depreciation and amortization expense related to our 123 North Wacker property and our other properties increased by $1.4 million and $3.6 million, respectively which is attributable to increases in depreciation and amortization of leasehold improvements which results from leasing activity incurred subsequent to our acquisition of these properties.

merger termination fee. During the year ended December 31, 2001, we received final distributions totaling $17.0 million from the Mack-Cali escrow account.

minority interests. Minority interests decreased by $6.6 million, or 37.7 %, from $17.5 million to $10.9 million, primarily due to the income allocation totaling $4.7 million related to the Series C Cumulative Redeemable Perpetual Preferred Units that were repurchased in January 2002, as well as the minority interest holders proportionate share of the decrease in net income before discontinued operations, extraordinary items and minority interests from $117.7 million for the year ended December 31, 2001 to $77.9 million for the year ended December 31, 2002. The decrease was partially offset by the increase of $188,000 in income allocation resulting from the full year impact in 2002 of the Series E Preferred Units issued in April 2001.

discontinued operations. Discontinued operations increased by $4.7 million, from $2.6 million to $7.3 million, primarily as a result of the gain from the sale of our industrial properties in our Mid-Atlantic Region which totaled $8.5 million, partially offset by a $2.9 million write-down on the Los Angeles office properties, prior to their disposition in October 2002. The increase was also offset by a decrease resulting from the shortened period of time the assets were in our portfolio during 2002 versus 2001.

gain on sale of properties. Gain on sale of properties decreased by $13.9 million. Prior to the effective date of Statement of Financial Accounting Standards No. 144, which requires gains and loses on the sale of real estate properties to be included in discontinued operations, gains and losses on our real estate dispositions were included in the line item "gain on sale of properties" in our consolidated statement of income. Included as such, during the year ended December 31, 2001, we sold 42 properties totaling 2.8 million net rentable square feet resulting in a gain on sale of $18.6 million. The gain was partially offset by a $4.7 million write-down on the Crescent Centre property, prior to its disposition in May 2001.

Comparison of the Year Ended December 31, 2001 to the Year Ended December 31, 2000

The table below presents our consolidated statements of income for the years ended December 31, 2001 and 2000:

consolidated statements of income (in thousands)	year ended december 31, 2001	2000
Revenues:		
Rental income	$ 331,570	$ 327,816
Management and other fees, net	5,042	4,555
	336,612	332,371
Expenses:		
Property operating and maintenance	76,796	75,887
Real estate taxes	37,688	37,709
General and administrative and personnel cost	10,396	9,790
Interest expense	64,472	71,208
Amortization of deferred financing costs	1,607	1,519
Depreciation and amortization	61,986	61,479
	252,945	257,592
Merger termination fee, net	17,000	4,091
Loss on investment in securities	-	(1,000)
Income from continuing operations before minority interests and equity in income	100,667	77,870
Minority interests	(17,483)	(15,510)
Equity in income of joint ventures and unconsolidated subsidiaries	3,131	3,843
Incoming from continuing operations	86,315	66,203
Discontinued operations:		
Income from discontinued operations	2,741	3,308
Minority interests related to discontinued operations	(118)	(147)
	2,623	3,161
Income before gain on sale of properties and extraordinary items	88,938	69,364
Gain on sale of properties	13,895	221
Extraordinary items	(367)	-
Net income	$ 102,466	$ 69,585
Preferred dividends	(7,887)	(7,151)
Net income applicable to common shareholders	$ 94,579	$ 62,434

Included below is a discussion of the significant events or transactions that have impacted our results of operations when comparing the year ended December 31, 2001 to the year ended December 31, 2000.

acquisition of real estate. We acquired 10 wholly-owned office properties and an interest in a real estate joint venture between January 1, 2000 and December 31, 2001. One of the acquired properties was sold concurrent with its acquisition. The remaining nine wholly-owned properties, which contain 1.3 million net rentable square feet and our interest in the real estate joint venture, consisting of a 25% non-controlling interest in a joint venture owning two office properties containing 452,000 net rentable square feet, impact our results of operations when comparing the year ended December 31, 2001 to the year ended December 31, 2000. Seven of the properties, including the joint venture properties, are located in our Mid-Atlantic Region, contain 1.3 million net rentable square feet and were acquired between April 2001 and July 2001 for an aggregate purchase price of $134.9 million. Three of the properties, located in our Southwest Region, contain 271,000 net rentable square feet and were acquired in September 2000 for an aggregate purchase price of $47.2 million.

One property, located in our Northern California Region, contains 201,000 net rentable square feet and was acquired for an aggregate purchase price of $42.9 million. We account for our interest in the real estate joint venture using the equity method of accounting.

leasing of development projects. Our results of operations, for the year ended December 31, 2001, have been bolstered by the contribution of several development projects. The projects include approximately 148,000 net rentable square feet in our Mid-Atlantic Region, 59,000 net rentable square feet in our Midwest Region, 787,000 net rentable square feet in our Southwest Region and 164,000 net rentable square feet in our Southern California Region. At December 31, 2001, these projects were approximately 99% leased.

real estate dispositions. We disposed of 69 properties between January 1, 2000 and December 31, 2001. One property was acquired and concurrently sold. The remaining 68 properties contained 4.3 million net rentable square feet. The 68 properties included 1 property containing 243,000 net rentable square feet in our Mid-Atlantic Region, 5 properties containing 584,000 net rentable square feet in our Midwest Region, 12 properties containing 906,000 net rentable square feet in our Southwest Region, 18 properties containing 822,000 net rentable square feet in our Southern California Region and 32 properties containing 1.73 million net rentable square feet, which represented all of our holdings within our Northeast Region.

termination of merger. On September 21, 2000, we entered into a termination and release agreement which provided for the termination of the agreement and plan of merger dated June 27, 2000, between us, our operating partnership, Mack-Cali Realty Corporation, and Mack-Cali Realty, L.P. As part of the termination and release agreement, and pursuant to an escrow agreement dated September 21, 2000, Mack-Cali deposited a $25.0 million termination fee in escrow for our benefit.

issuance of preferred units. We issued $10.0 million of 7.50%, Series E Cumulative Preferred Units in April 2001 as partial consideration for the acquisition of real estate related assets.

other significant events or transactions. On November 22, 1999, we acquired 123 North Wacker, a 537,000 net rentable square foot office property located in our Midwest Region for a purchase price of approximately $87.3 million. The property was primarily leased to a single tenant whose intention was to vacate the property in September 2001 upon the expiration of the in-place lease. Our intention was to convert and market the building for lease as a multi-tenant property.

The following is a discussion of the material changes in our consolidated statements of income and a discussion of the impact that the significant events or transactions, as described above, had on one or more line items of our consolidated statements of income when comparing the year ended December 31, 2001 to the year ended December 31, 2000.

rental income. Rental income increased by $3.8 million, or 1.1%, from $327.8 million to $331.6 million. The real estate acquisitions and development properties coming on-line resulted in increases of $21.1 million and $15.2 million, respectively. These increases were offset by a decrease of $38.9 million related to property dispositions during the period January 1, 2000 through December 31, 2001 and a decrease of $4.8 million related to our 123 North Wacker property. Other properties increased by $11.1 million primarily as a result of an increase in straight-lined rent achieved from new leases exceeding that from expiring leases.

property operating and maintenance. Property operating and maintenance costs increased by $909,000, or 1.2%, from $75.9 million to $76.8 million. The real estate acquisitions and development properties coming on-line resulted in increases of $4.8 million and $2.3 million, respectively. These increases were offset by a decrease of $8.2 million related to real estate dispositions during the period January 1, 2000 through December 31, 2001 and a decrease of $516,000 related to our 123 North Wacker property. Property operating and maintenance expenses related to our other properties increased by $2.5 million primarily as a result of an increase of $1.3 million in utility expenses accompanied by a general increase in expenses of operating and maintaining our properties.

real estate taxes. Real estate taxes decreased by $21,000, or less than 1.0% during the period. The real estate acquisitions and development properties coming on-line resulted in increases of $2.2 million and $1.2 million, respectively. These increases were offset by a decrease of $3.5 million related to real estate dispositions during the period January 1, 2000 through December 31, 2001 and a decrease of $1.2 million related to our 123 North Wacker property. Real estate taxes related to our other properties increased by $1.2 million primarily as a result of the reassessment of certain property values by various taxing authorities.

interest expense. Interest expense decreased by $6.7 million, or 9.5%, from $71.2 million to $64.5 million primarily as a result of a decrease in weighted average borrowings outstanding from the year ended December 31, 2000 to the year end December 31, 2001, a decrease in the weighted average interest rate paid on outstanding borrowings from 7.59% to 7.37% and an increase in capitalized interest from $3.4 million to $5.2 million from the year ended December 31, 2000 to the year ended December 31, 2001.

depreciation and amortization. Depreciation and amortization increased by $507,000, or less than 1.0%, from $61.5 million to $62.0 million. The real estate acquisitions and development properties coming on-line resulted in increases of $3.2 million and $3.8 million, respectively. These increases were offset by a decrease of $8.2 million related to real estate dispositions during the period January 1, 2000 through December 31, 2001 and a decrease of $177,000 related to our 123 North Wacker property. Depreciation and amortization expense related to our other properties increased by $1.9 million which is attributable to increases in depreciation and amortization of leasehold improvements which results from leasing activity incurred subsequent to our acquisition of these properties.

merger termination fee. On September 26, 2000, we requested and received $8.0 million from the Mack-Cali escrow account. The proceeds received were recorded net of merger related cost totaling $3.9 million. During the year ended December 31, 2001, we received final distributions totaling $17.0 million from the Mack-Cali escrow account.

loss on investment in securities. In November 1999, we invested $1.0 million in Urban Media Communications Corporation, a provider of broad band internet access to tenants of commercial office buildings. As a result of Urban Media's purported inability to raise funding necessary to continue day to day operations, in December 2000, we recognized a loss equal to 100% of our investment in Urban Media.

minority interests. Minority interests increased by $2.0 million, or 12.7%, from $15.5 million to $17.5 million. The increase was primarily attributable to the minority interest holders proportionate share of the increase in net income before discontinued operations, extraordinary items and minority interests from $81.9 million for the year ended December 31, 2000 to $117.7 million for the year ended December 31, 2001, accompanied by the income allocation totaling $563,000 related to the Series E Preferred Units issued in April 2001.

discontinued operations. Discontinued operations decreased by $538,000, from $3.2 million to $2.6 million, primarily as a result of a decrease in rental income accompanied by an increase in depreciation and amortization expense. Rental income decreased by $230,000, or 2.9%, while depreciation and amortization expense increased by $362,000, or 18.9%.

gain on sale of properties. Gain on sale of properties increased by $13.7 million from $221,000 to $13.9 million. It is our strategy to obtain the maximum value from each of our properties, which is occasionally achieved through the sale of a property. During the year ended December 31, 2001, we sold 42 properties totaling 2.8 million net rentable square feet compared to 27 properties totaling 1.7 million net rentable square feet sold during 2000.

liquidity and capital resources

Cash and cash equivalents were $5.1 million and $5.8 million at December 31, 2002 and December 31, 2001, respectively. The decrease in cash and cash equivalents is a result of net cash used in investing and financing activities exceeding cash provided by operating activities. Cash flows provided by operating activities totaled $160.6 million for the year ended December 31, 2002, compared to $160.4 million for the year ended December 31, 2001.

Net cash used in investing activities totaled $160.5 million for the year ended December 31, 2002 compared to $52.9 million for the year ended December 31, 2001. This increase in net cash used in investing activities of $107.7 million is due primarily to a decrease in cash generated from the sale of real estate of $142.2 million, an increase of $28.9 million in cash used to purchase real estate and mortgage loans, partially offset by a decrease of $63.2 million in cash used in the development and redevelopment of real estate.

Net cash used in financing activities totaled $871,000 for the year ended December 31, 2002 compared to $107.2 million for the year ended December 31, 2001. The decrease in net cash used in financing activities of $106.3 million is due primarily to net borrowings of $103.3 million for the year ended December 31, 2002 compared to net repayments of $8.3 million for the year ended December 31, 2001, an increase in cash generated from the sale of common shares of $42.4 million, partially offset by an increase in cash used of $50.5 million for the repurchase of our outstanding Series C Cumulative Redeemable Perpetual Preferred Units in January 2002.

Net cash flow from operations represents the primary source of liquidity to fund distributions, debt service, capital improvements and non-revenue enhancing tenant improvements. We expect that our revolving credit facility will provide for funding of working capital and revenue enhancing tenant improvements, unanticipated cash needs as well as acquisitions and development costs. Our principal short-term liquidity needs are to fund normal recurring expenses, debt service requirements and the minimum distributions required to maintain our REIT qualification under the Internal Revenue Code.

Our net cash flow from operations is generally derived from rental revenues and operating expense reimbursements from tenants and, to a limited extent, from fees generated by our office and industrial real estate management service business. Our net cash flow from operations is therefore dependent upon the occupancy level of our properties, the collectibility of rent from our tenants, the level of operating and other expenses, and other factors. Material changes in these factors may adversely affect our net cash flow from operations. Such changes, in turn, would adversely affect our ability to fund distributions, debt service, capital improvements and non-revenue enhancing tenant improvements. In addition, a material adverse change in our net cash flow from operations may affect the financial performance covenants under our revolving credit facility. If we fail to meet any of our financial performance covenants, our revolving credit facility may become unavailable to us, or the interest charged on the revolving credit facility may increase. Either of these circumstances could adversely affect our ability to fund working capital and revenue enhancing tenant improvements, unanticipated cash needs, acquisitions and development costs.

In order to qualify as a REIT for federal income tax purposes, we must distribute at least 90% of our taxable income, excluding capital gains. We expect to make distributions to our shareholders primarily based on our cash flow from operations distributed by our operating partnership. We anticipate that our short-term liquidity needs will be fully funded from cash flows provided by operating activities and, when necessary to fund shortfalls resulting from the timing of collections of accounts receivable in the ordinary course of business, from our revolving credit facility. In the event that our cash flow needs exceed cash flows provided by operating activities, we may be forced to incur additional debt or sell real estate properties to fund such cash flow needs.

We expect to meet our long-term liquidity requirements for the funding of activities, such as development, real estate acquisitions, scheduled debt maturities, major renovations, expansions and other revenue enhancing capital improvements through long-term secured and unsecured indebtedness and through the issuance of additional debt and equity securities. We also intend to use proceeds from our revolving credit facility to fund real estate acquisitions, development, redevelopment, expansions and capital improvements on an interim basis.

debt financing

As of December 31, 2002, we had outstanding total indebtedness, including our pro rata share of joint venture debt, of approximately $1.1 billion, or approximately 44.7% of total market capitalization based on a common share price of $28.28 per common share. The amount of indebtedness that we may incur, and the policies with respect thereto, are not limited by our declaration of trust and bylaws, and are solely within the discretion of our board of trustees, limited only by various financial covenants in our credit agreements. Although it is our general policy to limit combined indebtedness plus our pro rata share of joint venture debt so that, at the time such debt is incurred, it does not exceed 50% of our total market capitalization, we view ratios such as interest coverage and fixed charge coverage as more stable and indicative measures of our ability to meet debt obligations. For the year ended December 31, 2002, our interest coverage (earnings before interest, taxes and depreciation and amortization over interest expense) and fixed charge coverage (earnings before interest, taxes and depreciation and amortization over interest expense and perpetual preferred distributions) totaled 3.08 and 2.76 times, respectively. Our credit agreements limit total indebtedness to 55% of total assets and require an interest coverage ratio of at least 2 to 1.

We have in place a $300 million unsecured revolving credit facility with a group of 12 banks. The facility, which was renewed in May 2002, matures in May 2005. The facility has an initial interest rate of LIBOR plus 137.5 basis points. Additionally, we are required to pay an average unused commitment fee of 25 basis points per annum if the unused portion of the credit facility is greater than $200 million. The fee is reduced to 20 basis points per annum if the unused portion is less than or equal to $200 million, but greater than $100 million. The fee is further reduced to 15 basis points per annum if the unused portion is less than or equal to $100 million. During the year ended December 31, 2002, we had net borrowings under our credit facility of $37.5 million and an outstanding balance of $156.0 million at December 31, 2002 resulting in an available balance of $144.0 million.

The following table sets forth our mortgages and notes payable, including our pro rata share of joint venture debt, as of December 31, 2002.

borrower/description	current balance *(in thousands)*	amortization	interest rate	maturity
Broadmoor Austin Associates				
Broadmoor Austin [1]	$ 72,349	16 yr	7.04%	April 10, 2011
Burnett Plaza Associates				
Burnett Plaza	72,100	None	LIBOR + 2.150%	July 9, 2005
PL Properties Associates, L.P.				
Park West C2	33,982	30 yr	6.63%	November 10, 2010
Prentiss Properties Acquisition Partners, L.P.				
Bachman West	2,819	25 yr	8.63%	December 1, 2003
One Westchase Center	23,520	25 yr	7.84%	February 1, 2004
Collateralized Term Loan [2]	71,563	25 yr	LIBOR + 1.625%	September 30, 2004
Walnut Glen Tower	33,979	30 yr	6.92%	April 1, 2005
Revolving Credit Facility	156,000	None	LIBOR + 1.375%	May 23, 2005
Unsecured Term Loan	75,000	None	LIBOR + 1.375%	March 16, 2006
Highland Court	4,613	25 yr	7.27%	April 1, 2006
Westheimer Central Plaza	5,633	25 yr	8.38%	August 1, 2006
7101 Wisconsin Avenue	20,658	30 yr	7.25%	April 1, 2009
2500 Cumberland Parkway	14,200	30 yr	7.46%	July 15, 2009
Ordway	48,472	30 yr	7.95%	April 1, 2010
World Savings Center	28,774	30 yr	7.91%	November 1, 2010
One O'Hare Centre	40,316	30 yr	6.80%	January 10, 2011
3130 Fairview Park Drive	22,562	30 yr	7.00%	April 1, 2011
Research Office Center	44,461	28 yr	7.64%	October 1, 2011
Bannockburn Centre	26,406	30 yr	8.05%	June 1, 2012
Del Mar Loan	44,355	30 yr	7.41%	June 1, 2013
Prentiss Properties Corporetum, L.P.				
Corporetum Office Campus	24,990	30 yr	7.02%	February 1, 2009
Prentiss Properties Natomas, L.P.				
Natomas Corporate Center	36,524	30 yr	7.02%	February 1, 2009
Prentiss Properties Real Estate Fund I, L.P.				
PPREFI Portfolio Loan [3]	180,100	None	7.58%	February 26, 2007
Tysons International Partners				
1676 International [4]	11,163	28 yr	7.68%	August 30, 2010
8260 Greensboro [4]	3,994	28 yr	7.83%	August 30, 2010
Total	$1,098,533			

(1) We own a 50% non-controlling interest in the entity that owns the Broadmoor Austin properties, which interest is accounted for using the equity method of accounting. The amount shown reflects our proportionate share of the non-recourse mortgage indebtedness collateralized by the properties.
(2) The Term Loan is collateralized by the following four properties: Willow Oaks I & II (two properties), 8521 Leesburg Pike and the IBM Call Center.
(3) The PPREFI Portfolio Loan is collateralized by the following 36 properties: the Los Angeles industrial properties (18 properties), the Chicago industrial properties (four properties), the Cottonwood Office Center (three properties), Park West E1 and E2 (two properties), One Northwestern Plaza, 3141 Fairview Park Drive, 13825 Sunrise Valley Drive, O'Hare Plaza II, 1717 Deerfield Road, 2411 Dulles Corner Road, 4401 Fair Lakes Court, the WestPoint Office Building and the PacifiCare Building.
(4) We own a 25% non-controlling interest in the entity that owns the 1676 International and 8260 Greensboro properties, which interest is accounted for using the equity method of accounting. The amount shown reflects our proportionate share of the non-recourse mortgage indebtedness collateralized by the properties.

The majority of our fixed rate secured debt contains prepayment provisions based on the greater of a yield maintenance penalty or 1.0% of the outstanding loan amount. The yield maintenance penalty essentially compensates the lender for the difference between the fixed rate under the loan and the yield that the lender would receive if the lender reinvested the prepaid loan balance in U.S. Treasury Securities with a similar maturity as the loan.

Under our loan agreements, we are required to satisfy various affirmative and negative covenants, including limitations on total indebtedness, total collateralized indebtedness and cash distributions, as well as obligations to maintain certain minimum tangible net worth and certain minimum interest coverage ratios. Our credit agreements limit total indebtedness to 55% of total assets and require a debt service coverage ratio of at least 2 to 1. Our credit agreements provide for a 30-day period to cure a default caused by our failure to punctually and properly perform, observe and comply with the covenants contained therein. The agreements also provide for an additional 75-day period if such failure is not capable of being cured within 30-days and we are diligently pursuing the cure thereof. We were in compliance with these covenants at December 31, 2002.

hedging activities

To manage interest rate risk, we may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying interest rate exposure. We undertake a variety of borrowings: from revolving credit facilities, to medium- and long-term financings. To manage overall interest rate exposure, we use interest rate instruments, typically interest rate swaps, to convert a portion of our variable rate debt to fixed rate debt. Interest rate differentials that arise under these swap contracts are recognized as interest expense over the life of the contracts.

We may employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the anticipated transaction occurs, expires or is otherwise terminated. The following table summarizes the notional amounts and fair values of our derivative financial instruments. The notional amount provides an indication of the extent of our involvement in these instruments as of the balance sheet date, but does not represent exposure to credit, interest rate or market risks.

notional amount	swap rate paid (fixed)	effective fixed rate	swap rate received (variable) at december 31, 2002	swap maturity	fair value *(in thousands)*
$ 50 million	1.990%	3.365%	1.380%	August 2003	$ (199)
$ 50 million	6.253%	7.628%	1.380%	September 2004	(3,974)
$ 60 million	6.248%	7.623%	1.380%	September 2004	(4,765)
$ 15 million	4.345%	6.495%	1.380%	July 2005	(846)
$ 25 million	4.345%	6.495%	1.380%	July 2005	(1,410)
$ 20 million	5.985%	7.610%	1.380%	March 2006	(2,231)
$ 30 million	5.990%	7.615%	1.380%	March 2006	(3,351)
Total					$ (16,776)

capital improvements

Our properties require periodic investments of capital for tenant-related capital expenditures and for general capital improvements. The majority of capital required relates to tenant-related capital expenditures and is dependent upon our leasing activity. Our leasing activity is a function of the percentage of our in-place leases expiring in current and future periods accompanied by our exposure to tenant defaults and our ability to increase the average occupancy of our portfolio. For the year ended December 31, 2002 capital expenditures related to our in-service properties totaled $27.2 million. We classify capital expenditures for in-service properties as non-incremental and incremental revenue-enhancing capital expenditures representing our estimate of recurring versus non-recurring capital requirements, respectively. Our non-incremental and incremental capital expenditures for the year ended December 31, 2002 totaled approximately $24.1 million and $3.1 million, respectively.

equity financing

On June 10, 2002, we entered into a securities sales agreement with Brinson Patrick Securities Corporation. Under the sales agreement we may sell, with Brinson Patrick acting as our sales agent, up to 3,000,000 of our common shares of beneficial interest, par value $0.01 per share at the then market price directly to the public. Such sales, which may occur in future periods from time to time pursuant to the agreement, will increase our net cash provided by financing activities during the period in which they occur, subject to offsetting amounts related to other financing activities during such period.

Using proceeds from our revolving credit facility, on January 3, 2002, we repurchased our operating partnership's outstanding 9.45%, Series C Cumulative Redeemable Perpetual Preferred Units, for approximately $50.6 million, which included accrued and unpaid dividends of $26,250.

During the year ended December 31, 2002, we issued 1.8 million common shares of beneficial interest resulting primarily from option exercises and shares sold pursuant to our dividend reinvestment and employee share purchase plans. The net proceeds totaling $46.5 million were used to repay a portion of the outstanding borrowings under our revolving credit facility.

During the year ended December 31, 2002, pursuant to a private placement, we issued 613,750 common shares with a cost basis of $14.2 million from common shares held in treasury. We acquired 507,142 treasury shares pursuant to (1) the buy back of 100,000 common shares for gross consideration of $2.5 million; (2) 394,365 common shares surrendered as payment of the exercise price and statutory tax withholdings, totaling in the aggregate $11.7 million, for certain share options exercised during the period; and (3) the forfeiture of 12,777 restricted share grants that were valued at $304,000 at the date of issue.

At March 25, 2003, we had approximately 506 holders of record and approximately 7,000 beneficial owners of our common shares. As of March 25, 2003, all of our 3,773,585 Series D Preferred Shares, which are convertible into our common shares subject to certain limitations, were held by Security Capital Preferred Growth, Incorporated. In addition, the units of limited partnership interest in the operating partnership, which are redeemable for common shares subject to limitations, were held by 22 entities or persons.

off-balance sheet arrangements

At December 31, 2002 we had the following off-balance sheet arrangements: (1) a non-controlling 50% interest in Broadmoor Austin Associates, a real estate joint venture; (2) a 25% non-controlling interest in Tysons International Partners, a real estate joint venture; (3) a 1% non-controlling interest in certain real estate assets; and (4) a 98% economic, non-voting interest in Prentiss Properties Resources, a management services business.

Broadmoor Austin Associates and Tysons International Partners represent real estate joint ventures which own and operate office properties in Austin, Texas and Tysons Corner, Virginia, respectively. We act as managing venture partner and have the authority to conduct the business affairs of each joint venture, subject to approval and veto rights of the other venture partner. We account for our interest in these joint ventures using the equity method of accounting. Our 1% interest in other real estate assets represents a carried interest that is accounted for using the cost method of accounting.

Prentiss Properties Resources was incorporated in March 2001 to serve as a Taxable REIT Subsidiary and provide management and other services to our operating partnership and third-party clients. The management services business serves a broad base of clients, including major financial institutions and pension funds, large corporate users, real estate advisory firms and real estate investment groups. Through Prentiss Properties Resources, we offer a full range of fee-based services, including property management, leasing, tenant construction, insurance, accounting, tax, acquisition, disposition, facilities management, and corporate and asset management services.

Effective January 1, 2003, our operating partnership acquired for approximately $67,000, the voting stock of Prentiss Properties Resources, all of which was held by Ampulla, LLC, a single member limited liability company owned by Michael V. Prentiss, Chairman of the Board of Prentiss Properties Trust. Prior to this transaction, we accounted for our interest in Prentiss Properties Resources, using the equity method of accounting. Subsequent to this transaction, the operating partnership owns 100% of Prentiss Properties Resources and will consolidate the accounts of Prentiss Properties Resources with and into the accounts of the operating partnership.

The following information summarizes the financial position at December 31, 2002 for the investments in which we held an interest at December 31, 2002:

summary of financial position *(in thousands)*	total assets	total debt[1]	total equity	company's investment
Broadmoor Austin Associates	$ 108,929	$ 144,698	$ (36,436)	$ 3,914
Tysons International Partners	94,873	60,628	33,161	9,763
Other Investments	-	-	-	1,107
Prentiss Properties Resources	12,406	-	6,463	6,299
				$ 21,083

(1) The mortgage debt, all of which is non-recourse, is collateralized by the individual real estate property or properties within each venture, the net book value of which totaled $179.2 million at December 31, 2002. Our proportionate share of the nonrecourse mortgage debt totaled $87.5 million at December 31, 2002.

The following information summarizes the results of operations for the year ended December 31, 2002 for investments which impacted our 2002 results of operations:

summary of operation *(in thousands)*	total revenue	net income	company's share of net income/(loss)
Broadmoor Austin Associates	$ 20,118	$ 4,295	$ 2,148
Burnett Plaza Associates [1]	4,302	960	192
PPS Partners LLC [2]	44	(13)	(10)
Prentiss Properties Resources	14,075	664	651
Tysons International Partners	13,092	692	173
			$ 3,154

(1) Prior to March 2002, we owned a 20% non-controlling interest in Burnett Plaza Associates, an entity, which owns a 1.0 million net rentable square foot office building in downtown Fort Worth, Texas. On March 7, 2002, we acquired the remaining 80% interest in Burnett Plaza Associates. The summary of operations above includes the results of operations for the periods prior to our acquisition of a controlling interest on March 7, 2002.
(2) PPS Partners LLC was a joint venture between our operating partnership and a third-party property owner. The third-party property owner contributed property management contracts to PPS Partners LLC. Our operating partnership through a sub-management contract managed the properties and participated in the net income of the joint venture. Effective October 2001, our operating partnership resigned the management duties of the properties.

contractual obligations and commercial commitments

We have contractual obligations including mortgages and notes payable and ground lease obligations. The table below presents, as of December 31, 2002, our future scheduled principal repayments of mortgages and notes payable and ground lease obligations, including our pro rata share of debt and ground lease obligations of our of joint venture properties:

contractual obligations *(in thousands)*	total	payments due by period: less than 1 year	1-3 years	4-5 years	after 5 years
Mortgages and notes payable	$1,098,533	$ 12,411	$ 373,262	$ 284,356	$ 428,504
Capital lease obligations	-	-	-	-	-
Operating leases	30,685	452	975	1,073	28,185
Unconditional purchase obligations	-	-	-	-	-
Other long-term obligations	-	-	-	-	-
Total contractual cash obligations	$1,129,218	$ 12,863	$ 374,237	$ 285,429	$ 456,689

We are party to several construction contracts as part of our development activities. The following office properties were under development at December 31, 2002:

development properties	segment	market	net rentable square feet[1] *(in thousands)*	estimated cost[2] *(in millions)*	estimated shell completion date[3]
Carlsbad Pacific Center III	Southern California	San Diego	40	$ 8.3	October 2001
Willow Oaks III	Mid-Atlantic	Metro. Washington, DC	182	40.6	January 2002
			222	$ 48.9	

(1) Net rentable square feet defines the area of a property for which a tenant is required to pay rent, which includes the actual rentable area plus a portion of the common area of the property allocated to the tenant.
(2) As of December 31, 2002, we have incurred $41.4 million of the total estimated cost of our development properties.
(3) We classify our construction projects as development properties until the projects are substantially complete and ready for their intended use. Typically, this includes shell completion and improvements made to the net rentable area within the building.

In connection with the disposition of a real estate property in May 2001, we entered into a financial guarantee with a maximum future potential payment of $1.4 million. The financial guarantee, provided to the third party purchaser, guarantees payment of an amount not to exceed the $1.4 million potential maximum if certain tenants, as defined in the purchase and sale agreement, fail to extend their leases beyond the maturities of their current in-place leases.

As a condition of the purchase and sale and as security for our guarantee, we provided to the title company at closing, irrevocable letters of credit, totaling $1.4 million, drawn on a financial institution and identifying the purchaser as beneficiary. The balance of the letters of credit which total $1.3 million at December 31, 2002, expires as follows:

other commercial commitments *(in thousands)*	total amounts committed	less than 1 year	commitment expiration per period 1-3 years	4-5 years	after 5 years
Lines of credit	-	-	-	-	-
Standby letters of credit	$ 1,315	$ 1,063	$ 126	$ 126	-
Guarantees	-	-	-	-	-
Standby repurchase obligations	-	-	-	-	-
Other commercial commitments	-	-	-	-	-
Total commercial commitments	$ 1,315	$ 1,063	$ 126	$ 126	-

funds from operations

Funds from operations is a non-GAAP financial measure and as defined by the National Association of Real Estate Investment Trusts, means net income, computed in accordance with generally accepted accounting principles excluding extraordinary items (as defined by generally accepted accounting principles) and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. We believe that funds from operations is helpful to investors and our management as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing and investing activities, it provides investors with an indication of our ability to incur and service debt, to make capital expenditures and to fund other cash needs. Our funds from operations is not comparable to funds from operations reported by other REITs that do not define funds from operations exactly as we do. We believe that in order to facilitate a clear understanding of our operating results, funds from operations should be examined in conjunction with net income as presented in our audited Consolidated Financial Statements and notes thereto. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions. The following is a reconciliation of net income, the most directly comparable GAAP measure, to funds from operations:

funds from operations *(in thousands)*	year ended december 31, 2002	2001	2000
Net income	$ 74,281	$ 102,466	$ 69,585
Add:			
Real estate depreciation and amortization[1]	73,368	64,190	63,328
Real estate depreciation and amortization of unconsolidated joint ventures	3,103	3,550	2,816
Minority interests[2]	11,251	17,440	15,504
Extraordinary items	-	367	-
Less:			
Merger termination fee, net[3]	-	(17,000)	(4,091)
Gain on sales	(5,575)	(13,895)	(221)
Dividend on perpetual preferred units	(8,662)	(13,172)	(12,610)
Funds from operations	$ 147,766	$ 143,946	$ 134,311

(1) Includes real estate depreciation and amortization included in continuing operations and real estate depreciation and amortization included in discontinued operations.

(2) Represents the minority interests applicable to the common and preferred unit holders of the operating partnership.

(3) Although the fee is not considered an extraordinary item in accordance with generally accepted accounting principles, it is our opinion that it is appropriate to exclude the fee from funds from operations.

Funds from operations increased by $3.8 million for the year ended December 31, 2002 from the year ended December 31, 2001 and increased by $9.6 million for the year ended December 31, 2001 from the year ended December 31, 2000 as a result of the factors discussed in the analysis of operating results.

recently issued accounting pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement as they relate to the rescission of statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9 (c) of this statement as they relate to statement No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. The statement includes two items that could be relevant to real estate companies such as ours. Specifically, the statement rescinds Statement of Financial Accounting Standards No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result of this recission, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses, which could result in the gains and losses being reported in income before extraordinary items. The statement amends Statement of Financial Accounting Standards No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The impact from the implementation of this statement, which we believe will not have a material impact on our financial statements, will be dependent upon (1) the amount of any gains or losses realized as a result of future debt extinguishments and (2) whether we enter into lease modifications that have economic effects similar to sale-leaseback transactions.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities." The statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of the statement also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The statement is effective for exit or disposal activities initiated after December 31, 2002. The impact from the implementation of this statement, which we believe will not have a material impact on our financial statements, will be dependent upon whether or not we enter into transactions that qualify as exit or disposal activities as defined in this statement.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The statement amends Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of the statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. On January 1, 2003, we adopted the fair value method of accounting for stock-based compensation and have elected to apply this method using the prospective method as prescribed in Financial Accounting Standards No. 148. The prospective method allows for the application of the recognition provisions of Financial Accounting Standards No. 123 to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. The transition and disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002. The interim disclosure provisions of this statement are effective for interim periods beginning after December 15, 2002. The impact from the implementation of this statement, which we believe will not have a material impact on our financial statements, will be dependent upon the amount of awards granted, modified, or settled on or subsequent to January 1, 2003.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor' s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The impact from the implementation of this interpretation, which we believe will not have a material impact on our financial statements, will be dependent upon guarantees we enter into subsequent to December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation requires consolidation of an entity by an enterprise if that enterprise will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. An entity subject to this interpretation is called a variable interest entity. The disclosure provisions of this interpretation are effective for financial statements issued after January 31, 2003. A public entity with a variable interest entity created before February 1, 2003, shall apply the consolidation provisions of this interpretation to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. All enterprises with variable interests in variable interests entities created after January 31, 2003, shall apply the consolidation provisions of this interpretation immediately. At December 31, 2002, the operating partnership held a 98% non-voting interest in Prentiss Properties Resources which we accounted for using the equity method of accounting. Effective January 1, 2003, we acquired the remaining outstanding interest in Prentiss Properties Resources. As a result of this transaction, effective January 1, 2003, the accounts of Prentiss Properties Resources are consolidated with and into the accounts of the operating partnership. Had this transaction not occurred, Prentiss Properties Resources would have been subject to consolidation as prescribed in this interpretation.

application of and changes in law regarding ownership of subsidiaries and qualifications as a REIT

For federal income tax purposes, we were organized and have operated in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended, beginning with our taxable year ending December 31, 1996 and through the date hereof. The Internal Revenue Code sets forth various income, asset, ownership, and distribution tests with respect to which a REIT must comply in order to maintain its status as a REIT. Although the Internal Revenue Service, based upon its interpretation of the relevant judicial and administrative authorities, may take the position that a REIT has failed a particular qualification test, the facts and circumstances upon which such a determination would be based are controlled by the REIT. To the extent that a REIT does not comply with a particular test, the decision to take an action that would prevent compliance or to not take an action that would have allowed compliance will be directly within the control of the REIT. We are unaware of any instance in which a REIT has lost its qualification as a REIT due to the failure of one of the statutory qualification tests under the Internal Revenue Code. We believe that our current and proposed method of operation will enable us to continue to qualify as a REIT.

The REIT Modernization Act effective for 2001 and later years, contains several provisions affecting REITs. The REIT Modernization Act allows a subsidiary to perform services for tenants without disqualifying the rents received (as under prior law). These subsidiaries, called Taxable REIT Subsidiaries, are subject to taxation and are limited in the amount of debt and rental payments between the REIT and the Taxable REIT Subsidiaries. The fair market value of all Taxable REIT Subsidiaries' securities cannot exceed 20% of the REIT's fair market value. Existing subsidiaries could be grandfathered in a one-time tax-free conversion. They are not subject to these limitations, unless engaging in a new line of business or increasing assets. If either of these events occurs, new restrictions on debt and rental payments will apply to these entities as well. The REIT Modernization Act also reduced the REIT taxable income distribution requirement from 95% to 90%.

inflation

Most of the leases on our properties require tenants to pay increases in operating expenses, including common area charges and real estate taxes, thereby reducing the impact on us of the adverse effects of inflation. Leases also vary in term from one month to 20 years, further reducing the impact on us of the adverse effects of inflation.

quantitative and qualitative disclosures about market risk

Our primary market risk exposure is to changes in interest rates as a result of our revolving credit facility and long-term debt. At December 31, 2002, we had outstanding total indebtedness, including our pro rata share of joint venture debt, of approximately $1.1 billion, or approximately 44.7% of total market capitalization based on a common share price of $28.28

per common share. Our interest rate risk objective is to limit the impact of interest rate fluctuations on earnings and cash flows and to lower our overall borrowing costs. To achieve this objective, we manage our exposure to fluctuations in market interest rates for our borrowings through the use of fixed rate debt instruments to the extent that reasonably favorable rates are obtainable with such arrangement. In addition, we may enter into derivative financial instruments such as options, forwards, interest rate swaps, caps and floors to mitigate our interest rate risk on a related financial instrument or to effectively lock the interest rate on a portion of our variable rate debt. We do not enter into derivative or interest rate transactions for speculative purposes. Approximately 65.9% of our outstanding debt was subject to fixed rates with a weighted average interest rate of 7.45% at December 31, 2002. Of the remaining $374.7 million, or 34.1%, representing our variable rate debt, $250.0 million was effectively locked at an interest rate before the spread over LIBOR, of 5.32% through our interest rate swap agreements. We regularly review interest rate exposure on our outstanding borrowings in an effort to minimize the risk of interest rate fluctuations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations. For debt obligations outstanding at December 31, 2002, the table presents principal cash flows and related weighted average interest rates for the debt outstanding during the periods. The debt outstanding as presented in the table includes our pro rata share of joint venture debt. For interest rate swaps, the table presents notional amounts that expire and weighted average interest rates for in-place swaps during the period. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on 30-day LIBOR as of December 31, 2002. The fair value of our fixed rate debt indicates the estimated principal amount of debt having similar debt service requirements, which could have been borrowed by us at December 31, 2002. The rate assumed in the fair value calculation of fixed rate debt is equal to 5.75%, representing our estimated borrowing rate for fixed rate debt instruments similar in term to those outstanding at December 31, 2002. The fair value of our variable to fixed interest rate swaps indicates the estimated amount that would have been paid by us had they been terminated at December 31, 2002.

	expected maturity date (in thousands)							
	2003	2004	2005	2006	2007	thereafter	total	fair value
Liabilities								
Long-Term Debt:								
Fixed Rate	$11,661	$32,073	$42,276	$19,013	$190,343	$428,504	$723,870	$784,707
Average Interest Rate	7.45%	7.43%	7.46%	7.46%	7.39%	7.41%	-	-
Variable Rate	$750	$70,813	$228,100	$75,000	-	-	$374,663	$374,663
Average Interest Rate	2.99%	2.99%	2.97%	2.79%	-	-	-	-
Interest Rate Derivatives								
Interest Rate Swaps:								
Variable to Fixed	$50,000	$110,000	$40,000	$50,000	-	-	-	$(16,776)
Avg. Pay Rate	5.32%	5.73%	5.52%	5.99%	-	-	-	-
Avg. Receive Rate	1.38%	1.38%	1.38%	1.38%	-	-	-	-

The table incorporates only those exposures that exist as of December 31, 2002 and does not consider exposures or positions which could arise after that date. In addition, because firm commitments are not represented in the table above, the information presented therein has limited predictive value. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during future periods, prevailing interest rates, and our hedging strategies at that time. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. The extent of this risk is not quantifiable or predictable because of the variability of future interest rates and our financing requirements.

index to financial statements

financial statements

report of independent accountants

to the board of trustees and shareholders of prentiss properties trust:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity, comprehensive income and cash flows present fairly, in all material respects, the financial position of Prentiss Properties Trust (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note (2) to the consolidated financial statements, effective January 1, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," and effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

PricewaterhouseCoopers LLP

Dallas, Texas
February 12, 2003

consolidated balance sheets

(in thousands, except share and per share amounts)	december 31,	
Assets	2002	2001
Operating real estate:		
Land	$ 300,460	$ 296,105
Buildings and improvements	1,631,568	1,510,934
Less: accumulated depreciation	(178,792)	(146,349)
	1,753,236	1,660,690
Construction in progress	41,352	64,410
Land held for development	65,377	53,504
Deferred charges and other assets, net	169,373	144,329
Notes receivable	13,354	13,354
Accounts receivable, net	39,024	39,936
Cash and cash equivalents	5,080	5,845
Escrowed cash	10,483	13,674
Investments in securities	3,927	3,398
Investments in joint ventures and unconsolidated subsidiaries	21,083	31,453
Total assets	$2,122,289	$ 2,030,593
Liabilities and shareholders' equity		
Mortgages and notes payable	$1,011,027	$ 907,734
Interest rate hedges	16,776	10,490
Accounts payable and other liabilities	79,626	76,022
Other payables (affiliates)	7,355	4,384
Distributions payable	26,947	25,977
Total liabilities	$1,141,731	$1,024,607
Minority interest in operating partnership	133,649	184,597
Minority interest in real estate partnerships	2,676	1,589
Commitments and contingencies		
Preferred shares $.01 par value, 20,000,000 shares authorized, 3,773,585 shares issued and outstanding	100,000	100,000
Common shares $.01 par value, 100,000,000 shares authorized, 43,965,756 and 42,106,896 (includes 4,984,401 and 5,091,009 shares held in treasury) shares issued and outstanding at December 31, 2002 and 2001, respectively	439	421
Additional paid-in capital	882,897	833,314
Common shares in treasury at cost, 4,984,401 and 5,091,009 shares at December 31, 2002 and 2001, respectively	(118,476)	(118,228)
Unearned compensation	(1,479)	(2,556)
Accumulated other comprehensive income	(15,768)	(9,655)
(Distributions in excess of earnings)/retained earnings	(3,380)	16,504
Total shareholders' equity	844,233	819,800
Total liabilities and shareholders' equity	$2,122,289	$ 2,030,593

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of income

(in thousands, except per share amounts)	2002	2001	2000
	year ended december 31,		
Revenues:			
Rental income	$ 350,122	$ 331,570	$ 327,816
Management and other fees, net	4,386	5,042	4,555
	354,508	336,612	332,371
Expenses:			
Property operating and maintenance	88,842	76,796	75,887
Real estate taxes	39,931	37,688	37,709
General and administrative and personnel cost	10,361	10,396	9,790
Interest expense	67,081	64,472	71,208
Amortization of deferred financing costs	1,832	1,607	1,519
Depreciation and amortization	71,734	61,986	61,479
	279,781	252,945	257,592
Merger termination fee, net	-	17,000	4,091
Loss on investment in securities	-	-	(1,000)
Income from continuing operations before minority interests and equity in income of joint ventures and unconsolidated subsidiaries	74,727	100,667	77,870
Minority interests	(10,899)	(17,483)	(15,510)
Equity in income of joint ventures and unconsolidated subsidiaries	3,154	3,131	3,843
Income from continuing operations	66,982	86,315	66,203
Discontinued operations:			
Income from discontinued operations	2,008	2,741	3,308
Gain from disposition of discontinued operations	5,575	-	-
Minority interests related to discontinued operations	(284)	(118)	(147)
	7,299	2,623	3,161
Income before gain on sale of properties and extraordinary items	74,281	88,938	69,364
Gain on sale of properties	-	13,895	221
Extraordinary items	-	(367)	-
Net income	$ 74,281	$ 102,466	$ 69,585
Preferred dividends	(8,358)	(7,887)	(7,151)
Net income applicable to common shareholders	$ 65,923	$ 94,579	$ 62,434
Basic earnings per common share:			
Income from continuing operations applicable to common shareholders	$ 1.53	$ 2.51	$ 1.63
Discontinued operations	0.19	0.07	0.09
Extraordinary items	-	(0.01)	-
Net income applicable to common shareholders - basic	$ 1.72	$ 2.57	$ 1.72
Weighted average number of common shares outstanding - basic	38,409	36,736	36,273
Diluted earnings per common share:			
Income from continuing operations applicable to common shareholders	$ 1.52	$ 2.45	$ 1.62
Discontinued operations	0.19	0.07	0.09
Extraordinary items	-	(0.01)	-
Net income applicable to common shareholders - diluted	$ 1.71	$ 2.51	$ 1.71
Weighted average number of common shares and common share equivalents outstanding - diluted	38,649	40,849	36,515

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of changes in shareholders' equity

for the three years ending december 31, 2002
(dollars in thousands, except per share data)

	total	preferred shares	common shares	additional paid-in capital	common shares in treasury	unearned compensation	accumulated other comprehensive income	(distribution in excess of earnings) retained earnings
Balance at December 31, 1999	$831,493	$100,000	$ 401	$789,554	$ (63,791)			$ 5,329
Issuance of common shares (417,670 common shares)	8,989		4	8,985				
Restricted share grants (191,500 common shares)	-		2	4,279		$ (4,281)		
Amortization of share grants	1,095					1,095		
Purchase of treasury shares (1,512,471 treasury shares)	(28,845)				(28,845)			
Distributions declared ($1.895 per common share)	(68,902)							(68,902)
Preferred distributions declared ($1.895 per preferred share)	(7,151)							(7,151)
Net income	69,585							69,585
Balance at December 31, 2000	806,264	100,000	407	802,818	(92,636)	(3,186)		(1,139)
Issuance of common shares (1,329,383 common shares)	28,294		13	28,281				
Restricted share grants (89,700 common shares)	784		1	2,215		(1,432)		
Amortization of share grants	1,810					1,810		
Share grants forfeited (12,244 shares)	-				(252)	252		
Purchase of treasury shares (974,394 treasury shares)	(25,340)				(25,340)			
Distributions declared ($2.09 per common share)	(76,936)							(76,936)
Preferred distributions declared ($2.09 per preferred share)	(7,887)							(7,887)
Unrealized gain on investments in securities	366						$ 366	
Unrealized loss on interest rate hedges	(10,021)						(10,021)	
Net income	102,466							102,466
Balance at December 31, 2001	819,800	100,000	421	833,314	(118,228)	(2,556)	(9,655)	16,504
Issuance of common shares (1,828,260 common shares)	46,459		18	46,441				
Restricted share grants (30,600 common shares)	-			859		(859)		
Amortization of share grants	1,632					1,632		
Share grants forfeited (12,777 shares)	-				(304)	304		
Purchase of treasury shares (494,365 treasury shares)	(14,196)				(14,196)			
Issuance of common shares in treasury (613,750 common shares)	16,535			2,283	14,252			
Distributions declared ($2.22 per common share)	(85,807)							(85,807)
Preferred distributions declared ($2.22 per preferred share)	(8,358)							(8,358)
Unrealized loss on investments in securities	(104)						(104)	
Unrealized loss on interest rate hedges	(6,009)						(6,009)	
Net income	74,281							74,281
Balance at December 31, 2002	$844,233	$100,000	$ 439	$882,897	$(118,476)	$ (1,479)	$(15,768)	$ (3,380)

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of comprehensive income

(dollars in thousands)	year ended december 31, 2002	2001	2000
Net income	$ 74,281	$ 102,466	$ 69,585
Unrealized gains and losses on securities:			
Unrealized (losses)/gains arising during the period	(104)	366	-
Unrealized losses on interest rate hedges:			
Cumulative transition adjustment	-	(2,513)	-
Unrealized losses arising during the period	(6,587)	(7,977)	-
Reclassification adjustment for losses included in earnings	578	469	-
Other comprehensive income	(6,113)	(9,655)	-
Comprehensive income	$ 68,168	$ 92,811	$ 69,585

The accompanying notes are an integral part of these consolidated financial statements.

consolidated statements of cash flows

(dollars in thousands)	year ended december 31, 2002	2001	2000
Cash Flows from Operating Activities:			
Net income	$ 74,281	$ 102,466	$ 69,585
Adjustments to reconcile net income to net cash provided by operating activities:			
Minority interests	11,183	17,601	15,657
Extraordinary items	-	367	-
Gain on sale of real estate	(5,575)	(13,895)	(221)
Loss on investment in securities	-	-	1,000
Provision for doubtful accounts	4,626	(418)	614
Depreciation and amortization	73,457	64,268	63,399
Amortization of deferred financing costs	1,832	1,607	1,519
Earnings in excess of distributions from joint ventures an unconsolidated subsidiaries	(162)	-	-
Non-cash compensation	1,757	1,934	1,205
Reclassification of accumulated other comprehensive income	578	469	-
Gain on derivative financial instrument	(301)	-	-
Changes in assets and liabilities:			
Deferred charges and other assets	(3,585)	2,547	(3,455)
Accounts receivables	(3,279)	(6,657)	(7,377)
Escrowed cash	3,191	10,512	(1,191)
Other payables/receivables (affiliates)	2,971	(821)	7,192
Accounts payable and other liabilities	(363)	(19,556)	14,034
Net cash provided by operating activities	160,611	160,424	161,961
Cash Flows from Investing Activities:			
Development/redevelopment of real estate	(26,294)	(89,492)	(87,069)
Purchase of real estate	(113,985)	(132,058)	(159,025)
Purchase of mortgage loan	(47,000)	-	-
Capitalized expenditures for in-service properties	(27,187)	(27,369)	(31,861)
Distributions in excess of earnings of joint ventures and unconsolidated subsidiaries	-	2,609	553
Investment in joint ventures and unconsolidated subsidiaries	-	(1,438)	(694)
Investments in securities	(670)	(1,960)	(1,495)
Proceeds from the sale of real estate	54,631	196,854	106,380
Net cash used in investing activities	(160,505)	(52,854)	(173,211)
Cash Flows from Financing Activities:			
Net proceeds from sale of common shares	52,558	10,150	8,677
Purchase of treasury shares	(2,472)	(10,007)	(28,845)
Redemption of preferred units	(50,535)	-	-
Capital contribution from consolidated joint ventures	1,488	-	-
Distributions paid to limited partners	(3,320)	(3,400)	(3,114)
Distributions paid to common shareholders	(83,776)	(74,873)	(67,652)
Distributions paid to preferred shareholders	(8,264)	(7,699)	(6,982)
Distributions paid to preferred unitholders	(9,843)	(12,985)	(9,457)
Payment for early extinguishment of debt	-	(50)	-
Distribution paid to minority interest in real estate partnership	-	-	(228)
Proceeds from mortgages and notes payable	559,800	480,125	354,901
Repayments of mortgages and notes payable	(456,507)	(488,438)	(243,911)
Net cash (used in)/provided by financing activities	(871)	(107,177)	3,389
Net change in cash and cash equivalents	(765)	393	(7,861)
Cash and cash equivalents, beginning of year	5,845	5,452	13,313
Cash and cash equivalents, end of period	$ 5,080	$ 5,845	$ 5,452
Supplemental Cash Flow Information:			
Cash paid for interest	$ 68,753	$ 68,822	$ 70,376

The accompanying notes are an integral part of these consolidated financial statements.

notes to consolidated statements

(1) the organization and significant 2002 transactions

organization

We are a self-administered and self-managed Maryland REIT that acquires, owns, manages, leases, develops and builds primarily office properties throughout the United States. We are self-administered in that we provide our own administrative services, such as accounting, tax and legal, through our own employees. We are self-managed in that we provide all the management and maintenance services that our properties require through our own employees, such as, property managers, leasing professionals and engineers. We operate principally through our operating partnership, Prentiss Properties Acquisition Partners, L.P., and its subsidiaries, and a management company, Prentiss Properties Resources and its subsidiaries. The ownership of the operating partnership was as follows at December 31, 2002 and 2001:

2002 *(in thousands)*	common units	%	series d convertible preferred units	%	series b preferred units	%	series e preferred units	%
Prentiss Properties Trust	38,981	96.29%	3,774	100.00%	-	0.00%	-	0.00%
Third parties	1,501	3.71%	-	0.00%	1,900	100.00%	200	100.00%
Total	40,482	100.00%	3,774	100.00%	1,900	100.00%	200	100.00%

2001 *(in thousands)*	common units	%	series d convertible preferred units	%	series b preferred units	%	series e preferred units	%	series c preferred units	%
Prentiss Properties Trust	37,016	96.05%	3,774	100.00%	-	0.00%	-	0.00%	-	0.00%
Third parties	1,522	3.95%	-	0.00%	1,900	100.00%	200	100.00%	2,000	100.00%
Total	38,538	100.00%	3,774	100.00%	1,900	100.00%	200	100.00%	2,000	100.00%

Our regional management offices are located in San Diego, Oakland, Dallas, Chicago and Washington, D.C. As of December 31, 2002, we owned interests in a diversified portfolio of 137 primarily suburban Class A office and suburban industrial properties as follows:

	number of buildings	net rentable square feet *(in thousands)*
Office properties	106	15,333
Industrial properties	31	2,294
Total	137	17,627

Our properties include 2 office properties containing 222,000 net rentable square feet that were in various stages of development at December 31, 2002. As of December 31, 2002, our properties, exclusive of the development properties, were 93% leased to approximately 1,000 tenants. In addition to managing properties that we own, we manage approximately 14.9 million net rentable square feet in office, industrial and other properties for third parties.

We have determined that our reportable segments are those that are based on our method of internal reporting, which disaggregates our business by geographic region. In April 2001, we completed an asset exchange with Brandywine Realty Trust, which included the sale of all of the properties comprising our Northeast Region, and as a result, at December 31, 2002, we no longer had operations in the Northeast Region. As of December 31, 2002, our reportable segments include our five regions (1) Mid-Atlantic; (2) Midwest; (3) Southwest; (4) Northern California; and (5) Southern California.

Our properties are located in 12 markets, which are included in our reportable segments as follows:

reportable segment	market
Mid-Atlantic	Metropolitan Washington DC, Atlanta
Midwest	Chicago, Suburban Detroit
Southwest	Dallas/Fort Worth, Austin, Denver, Houston
Northern California	Oakland, Sacramento
Southern California	San Diego, Los Angeles

significant 2002 transactions

On January 31, 2002, using proceeds from our revolving credit facility, we acquired from Teachers Insurance and Annuity Association of America the $47.0 million mortgage loan on the Burnett Plaza property. The Burnett Plaza property was owned by Burnett Plaza Associates pursuant to a joint venture agreement between our operating partnership and Burnett Plaza - VEF III, L.P. an affiliate of Lend Lease Real Estate Investments, as 20% and 80% owners, respectively. The loan, which bore interest at 7.50% per annum, was originally scheduled to mature February 1, 2002.

On March 7, 2002, we purchased from Burnett Plaza - VEF III, L.P., its 80% interest in Burnett Plaza Associates for a purchase price of approximately $51.2 million. The transaction was funded with proceeds from our revolving credit facility and in part by the consummation of the private placement of 613,750 of our common shares of beneficial interest. The private placement, which was priced at $28.35 per common share, closed in February 2002 with net proceeds from the sale totaling approximately $16.5 million.

On November 18, 2002, using proceeds from our revolving credit facility, we acquired a 263,990 net rentable square foot office building in suburban Washington, D.C. for a purchase price of $55.0 million. The building is 100% leased to a single tenant until 2011.

Using proceeds from our revolving credit facility, in January 2002, we contributed $3.0 million to a joint venture established to develop two multi-story office buildings in Del Mar, California. Our contribution represents a 70% controlling interest in the joint venture; therefore, we consolidate the accounts of the joint venture with and into the operations of our operating partnership. Also using proceeds from our revolving credit facility, we made a loan totaling $6.6 million to the joint venture. The loan which matures in January 2005, bears interest at 10% per annum for the first twelve months of the loan term and 12% thereafter. The loan requires interest only payments until maturity. On January 25, 2002, the joint venture acquired for $10.5 million, from an unrelated third party, a 7.4 acre parcel of land in Del Mar, California.

On September 10, 2002, we disposed of seven industrial properties containing 875,000 net rentable square feet. The sale, which included all of the industrial properties within our Mid-Atlantic portfolio, resulted in gross proceeds of $33.8 million. On October 17, 2002, we disposed of the Academy property, a 194,000 net rentable square foot office property located in the Los Angeles area. The sale, which included our only office property within the Los Angeles market, resulted in gross proceeds of $22.2 million. The proceeds from both sales were used to repay a portion of the outstanding borrowings under our revolving credit facility. We recorded a gain on sale on our industrial properties totaling $8.5 million, which was partially offset by a loss of $2.9 million from the Academy property. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for financial statements issued for fiscal years beginning after December 15, 2001, net income and gain/(loss) for real estate properties sold and real estate properties held for sale are to be reflected in the consolidated statements of income as discontinued operations. Below is a summary of our combined results of operations before gain/(loss) from our Mid-Atlantic industrial properties and our Academy property for the years ended December 31, 2002, 2001 and 2000, respectively.

discontinued operations	year ended december 31,		
(in thousands)	2002	2001	2000
Property revenues:			
Rental income	$ 6,132	$ 7,807	$ 8,037
Property revenues	6,132	7,807	8,037
Property expenses:			
Property operating and maintenance	1,869	2,117	2,118
Real estate taxes	532	667	691
Depreciation and amortization	1,723	2,282	1,920
Property expenses	4,124	5,066	4,729
Property revenues less property expenses	$ 2,008	$ 2,741	$ 3,308

In addition to the property related transactions described above, during the year ended December 31, 2002, we transitioned one office property, located in Austin, Texas from development into operations. The property which includes 223,000 net rentable square feet was 99% leased at December 31, 2002.

Using proceeds from our revolving credit facility, on January 3, 2002, we repurchased our operating partnership's outstanding 9.45%, Series C Cumulative Redeemable Perpetual Preferred Units, for approximately $50.6 million, which included accrued and unpaid dividends of $26,250.

During the year ended December 31, 2002, we issued 1.8 million common shares of beneficial interest resulting primarily from option exercises and shares sold pursuant to our dividend reinvestment and employee share purchase plans. The net proceeds totaling $46.5 million were used to repay a portion of the outstanding borrowings under our revolving credit facility.

During the year ended December 31, 2002, pursuant to a private placement, we issued 613,750 common shares with a cost basis of $14.2 million from our common shares held in treasury. We acquired 507,142 treasury shares pursuant to (1) the buy back of 100,000 common shares for gross consideration of $2.5 million; (2) 394,365 common shares surrendered as payment of the exercise price and statutory tax withholdings, totaling in the aggregate $11.7 million, for certain share options exercised during the period; and (3) the forfeiture of 12,777 restricted share grants that were valued at $304,000 at the date of issue.

(2) summary of significant accounting policies

principles of consolidation

Currently we consolidate all subsidiaries that we control and we define control as the ownership of a majority of the voting interest of a subsidiary. Our consolidated financial statements include the accounts of Prentiss Properties Trust, our operating partnership and other consolidated subsidiaries. All significant inter-company balances and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation with no impact on previously reported net income or shareholders' equity.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation requires consolidation of an entity by an enterprise if that enterprise will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. An entity subject to this interpretation is called a variable interest entity. The disclosure provisions of this interpretation are effective for financial statements issued after January 31, 2003. A public entity with a variable interest entity created before February 1, 2003, shall apply the consolidation provisions of this interpretation to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. All enterprises with variable interests in variable interests entities created after January 31, 2003, shall apply the consolidation provisions of this interpretation immediately.

At December 31, 2002, the operating partnership held a 98% non-voting interest in Prentiss Properties Resources, which we accounted for using the equity method of accounting. Effective January 1, 2003, we acquired the remaining outstanding interest in Prentiss Properties Resources, for gross consideration of approximately $67,000. As a result of this transaction, effective January 1, 2003 the accounts of Prentiss Properties Resources are consolidated with and into the accounts of our operating partnership. Had this transaction not occurred, Prentiss Properties Resources would have been subject to consolidation as prescribed in this interpretation.

real estate

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," which includes, within its scope, real estate acquisitions, we estimate at the date of acquisition the fair value of the various components of each real estate asset acquired and allocate the purchase price to each component accordingly. Generally this includes an allocation of the purchase price to land, building, leasing costs, leasehold improvements and to an intangible asset or liability representing the difference if any between the contractual in-place leases and the fair value of such in-place leases. We determine the fair value of the components using a variety of methods and assumptions all of which result in a general approximation of fair value. Differing assumptions and methods could result in different estimates of fair value and thus, a different purchase price allocation. Financial Accounting Standards No. 141 is effective for business combinations for which the date of acquisition is July 1, 2001, or later. During the period July 1, 2001 through December 31, 2002, we acquired three real estate properties. Based on estimates of the fair value of the components of each real estate property acquired between July 1, 2001 and December 31, 2002, we allocated the purchase price as follows:

	year ended december 31,	
(in thousands)	2002	2001
Land	$ 10,200	$ 3,000
Buildings and improvements	$ 131,001	$ 15,221
Leasing costs and leasehold improvements	$ 21,424	$ -
Intangible asset/(liability)	$ -	$ -

We classify real estate properties, leasehold improvements and land holdings as long-lived assets held for sale or long-lived assets to be held and used. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we record assets held for sale at the lower of the carrying amount or fair value, less cost to sell. With respect to assets classified as held and used, we periodically review these assets to determine whether our carrying amount will be recovered. All of our long-lived assets were classified as held and used at December 31, 2002. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. We recognize an impairment loss to the extent the carrying amount is not recoverable. The impairment loss is the amount by which the carrying amount exceeds the fair value.

We depreciate our buildings and improvements using the straight-line method over an estimated useful life of 30 to 40 years for office buildings and 25 to 30 years for industrial buildings. Interest expense and other directly related expenses incurred during construction periods are capitalized and depreciated commencing with the date the building is placed in service, on the same basis as the related asset. For the years ended December 31, 2002, 2001 and 2000, capitalized interest costs totaled $3.4 million, $5.2 million and $3.4 million, respectively.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. The cost and related accumulated depreciation for assets sold or retired are removed from the accounts with the resulting gain or loss reflected in net income for the period.

allowance for doubtful accounts

Accounts receivable are reduced by an allowance for amounts that we estimate to be uncollectible. Our receivable balance is comprised primarily of accrued rental rate increases to be received over the life of in-place leases as well as rents and operating cost recoveries due from tenants. We regularly evaluate the adequacy of our allowance for doubtful accounts considering such factors as credit quality of our tenants, delinquency of payment, historical trends and current economic conditions. We reserve all outstanding receivables that are 90-days past due along with a portion of the remaining receivable balance that we feel is uncollectible based on our evaluation of the outstanding receivable balance. In addition, we increase our allowance for doubtful accounts for accrued rental rate increases, if we determine such future rent is uncollectible.

deferred charges

Leasing costs and leasehold improvements are deferred and amortized on a straight-line basis over the terms of the related lease. Deferred financing costs are recorded at cost and are amortized using the effective interest method over the life of the related debt. Other deferred charges are amortized over terms applicable to the expenditure.

cash and cash equivalents

Cash and cash equivalents consist of cash on hand and investments with maturities of three months or less from the date of purchase.

escrowed cash

Escrowed cash includes real estate tax, insurance and capital reserve deposits required pursuant to certain of our mortgage loan agreements.

investments in securities

Investments in securities consist of investments in marketable securities held pursuant to a key employee share option plan. We account for our investments in securities as "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Any decline in market value that is deemed to be other than temporary is recognized as a realized loss in the determination of net income for the period. No such realized loss has been recognized to date. Any change in the market value of the investments which is deemed temporary is included as an unrealized gain or loss in accumulated other comprehensive income on our consolidated balance sheet. At December 31, 2002, we have an accumulated unrealized gain of approximately $262,000 from our investments in securities. The unrealized gain is presented in accumulated other comprehensive income in our consolidated statement of changes in shareholders' equity.

investments in joint ventures and unconsolidated subsidiaries

As of December 31, 2002, we have investments in joint ventures and unconsolidated subsidiaries which we account for using the equity method of accounting including (i) our 50% interest in Broadmoor Austin Associates; (ii) our 25% interest in Tysons International Partners; and (iii) our 98% interest in Prentiss Properties Resources.

We have a non-controlling interest in these investments and account for our interest using the equity method of accounting, thus, we report our share of income and losses based on our ownership interest in the respective entities. We classify our interest in subsidiaries as non-controlling when we hold less than a majority of the entities' outstanding voting stock. Any decline in market value that is deemed to be other than temporary is recognized as an impairment in equity in income of joint ventures and unconsolidated subsidiaries. Any excess of carrying amount of our non-controlling interests over the book value of the underlying equity is amortized over 40 years from the date of purchase. For the years ended December 31, 2002, 2001 and 2000, we recognized amortization totaling approximately $254,000 per year.

income taxes

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our taxable income that is distributed to our shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its annual taxable income.

leases

We, as lessor, have retained substantially all the risks and benefits of ownership and account for our leases as operating leases.

revenue recognition

In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," income on leases which includes scheduled rental rate increases over the lease term is recognized on a straight-line basis. Income received from tenants for early lease terminations is recognized as earned.

Management fees, leasing and other fee income items received are recognized as earned. Leasing fees are generally recognized upon tenant occupancy of the leased premises unless such fees are irrevocably due and payable upon lease execution, in which case recognition occurs on the lease execution date.

distributions

We pay regular quarterly distributions to the holders of our outstanding common shares. These distributions are dependent on distributions from our operating partnership. The holders of our Series D Convertible Preferred Shares receive a quarterly dividend per share equal to the per share distribution paid on our common shares.

Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes due to the differences for federal tax purposes, primarily in the estimated useful lives used to compute depreciation, timing of the recognition of capital gain or loss transactions, changes in our allowance for doubtful accounts, and the recognition of rental income on a straight-line basis for financial reporting purposes.

minority interest

Minority interest in the operating partnership represents the limited partners' proportionate share of the equity in our operating partnership. The operating partnership pays a regular quarterly distribution to the holders of common and preferred units. Income is allocated to minority interest based on the weighted average percentage ownership during the year.

Minority interest in real estate partnerships represents the other partners' proportionate share of the equity in certain real estate partnerships. Our operating partnership holds a majority controlling interest in the real estate partnerships and thus, consolidates the accounts with and into the accounts of the operating partnership. Income is allocated to minority interest based on the weighted average percentage ownership during the year.

concentration of credit risk

We place cash deposits at major banks. We believe that through our cash investment policy, the credit risk related to these deposits is minimal.

use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates include such items as purchase price allocation for real estate acquisitions, impairment of long-lived assets, depreciation and allowance for doubtful accounts. Actual results could differ from our estimates.

fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosures about the fair value of financial instruments whether or not such instruments are recognizable in the balance sheet. Our financial instruments include receivables, cash and cash equivalents, escrowed cash, investments in securities, accounts payable, other accrued expenses, mortgages and notes payable and interest rate hedge agreements. The fair values of these financial instruments, other than the fixed rate mortgages and notes payable, are not materially different from their carrying or contract amounts. We estimate the fair value of our consolidated fixed rate mortgages and notes payable to exceed the carrying amount by $53.4 million at December 31, 2002.

fair value of derivative instruments

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," establishes accounting and reporting standards for derivative instruments. Specifically it requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. Changes in fair value will affect either shareholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes.

During 2002, we recorded a reduction in fair value of our derivatives of $6.3 million. The reduction in fair value was recorded as a charge of $6.6 million to other comprehensive income, partially offset by the recognition of a gain in current period earnings of approximately $301,000.

On December 31, 2002, our derivative financial instruments were reported at their fair value as a liability of $16.8 million. Of the liability, $16.0 million represents an unrealized loss and is presented in accumulated other comprehensive income in our consolidated statement of changes in shareholders' equity.

accounting for share-based compensation

We apply APB Opinion 25 and related Interpretations in accounting for our share-based compensation plans. In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" which, if fully adopted, would change the methods we use in recognizing the cost of our plans. Adoption of the cost recognition provisions of the statement is optional and we have decided not to elect these provisions for years prior to 2003. Had the compensation cost for our share-based compensation plans been determined consistent with Statement of Financial Accounting Standards No. 123, our net income and net income per common share for 2002, 2001 and 2000 would approximate the pro forma amounts below:

(amounts in thousands, except per share data)	as reported 12/31/02	pro forma 12/31/02	as reported 12/31/01	pro forma 12/31/01	as reported 12/31/00	pro forma 12/31/00
SFAS No. 123 charge	$ -	$ 2,155	$ -	$ 2,446	$ -	$ 1,858
APB 25 charge	$ 1,632	$ -	$ 1,810	$ -	$ 1,095	$ -
Net income applicable to common shareholders	$65,923	$ 65,400	$94,579	$ 93,943	$62,434	$61,671
Net income per common share-basic	$ 1.72	$ 1.70	$ 2.57	$ 2.56	$ 1.72	$ 1.70
Net income per common share-diluted	$ 1.71	$ 1.69	$ 2.51	$ 2.49	$ 1.71	$ 1.69

The effects of applying Statement of Financial Accounting Standards No. 123 in this pro forma disclosure are not indicative of future amounts.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." The statement amends Financial Accounting Standards No. 123, expanding disclosure requirements and providing alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock or share-based employee compensation.

On January 1, 2003, we adopted the fair value method of accounting for our share-based compensation plans and have elected to apply this method using the prospective method as prescribed in Financial Accounting Standards No. 148.

(3) deferred charges and other assets, net

Deferred charges and other assets consisted of the following at December 31, 2002 and 2001:

(in thousands)	2002	2001
Deferred leasing and tenant charges	$ 228,426	$ 180,262
Deferred financing costs	14,526	13,842
Prepaids and other assets	6,478	5,475
	249,430	199,579
Less: accumulated amortization	(80,057)	(55,250)
	$ 169,373	$ 144,329

(4) notes receivable

Our notes receivable balance of $13.4 million at December 31, 2002, results from the consummation of two separate real estate transactions and includes (1) an unsecured recourse promissory note totaling $9.0 million, maturing April 2, 2004, bearing interest at 9.22% per annum and requiring interest only payments until maturity and (2) a non-recourse promissory note totaling $4.4 million, collateralized by the real estate property, maturing March 1, 2005, bearing interest at 7.95% per annum and requiring interest only payments until maturity.

(5) accounts receivable, net

Accounts receivable consisted of the following at December 31, 2002 and 2001:

(in thousands)	2002	2001
Rents and services	$ 9,191	$ 10,218
Accruable rental income	36,198	26,940
Other	1,347	5,864
	46,736	43,022
Less: allowance for doubtful accounts	(7,712)	(3,086)
	$ 39,024	$ 39,936

Accruable rental income represents rental income recognized on a straight-line basis in excess of rental revenue accrued in accordance with individual lease agreements.

On June 30, 1999, we loaned $4.2 million to various key employees as part of our long-term incentive plan to retain such employees. The funds were used to purchase common shares of the company in the open market. The loans are full recourse notes, which accrue interest quarterly at a fixed rate of 7.0% and have a term of five years. Interest payments are due quarterly. The loan balances are to be forgiven, contingent upon each key employees' continued employment with us, in the following manner: one-third of the principal balance was forgiven at the end of the third year of the loan term, one-third will be forgiven at the end of the fourth year of the loan term, and the remaining principal balance will be forgiven at the end of the fifth year of the loan term. The outstanding loan balance totaled approximately $781,000 and $2.4 million at December 31, 2002 and 2001, respectively and is reflected in the other receivable balance presented in the table above.

(6) investments in joint ventures and unconsolidated subsidiaries

The following information summarizes the financial position at December 31, 2002 and 2001 and the results of operations for the years ended December 31, 2002, 2001 and 2000 for the investments in which we held an interest during the periods presented:

summary of financial position

	total assets		total debt [8]		total equity		company's investment	
(in thousands)	2002	2001	2002	2001	2002	2001	2002	2001
Broadmoor Austin Associates[1]	$108,929	$114,101	$144,698	$150,423	$(36,436)	$(37,009)	$ 3,914	$ 3,882
Burnett Plaza Associates[2]	-	102,484	-	47,000	-	51,526	-	10,347
PPS Partners LLC[3]	-	126	-	-	-	92	-	79
Prentiss Properties Resources[4]	12,406	11,710	-	-	6,463	5,799	6,299	5,649
Tysons International Partners[5]	94,873	99,059	60,628	61,290	33,161	36,158	9,763	10,389
Other Investments[6]	-	-	-	-	-	-	1,107	1,107
							$ 21,083	$ 31,453

summary of operations

(in thousands)	total revenue 2002	2001	2000	net income 2002	2001	2000	company's share of net income/(loss) 2002	2001	2000
Broadmoor Austin Associates	$ 20,118	$ 19,849	$ 19,689	$ 4,295	$ 3,941	$ 3,731	$ 2,148	$ 1,971	$ 1,866
Burnett Plaza Associates	4,302	21,483	17,300	960	5,304	3,097	192	1,061	620
Lot 21 Associates, L.P[7]	-	130	325	-	-	12	-	-	7
PPS Partners LLC	44	581	675	(13)	361	435	(10)	271	327
Prentiss Properties Limited, Inc.[4]	-	4,939	18,983	-	558	1,017	-	558	1,017
Prentiss Properties Resources	14,075	11,667	-	664	(915)	-	651	(897)	-
Project 127 Partners, L.P[7]	-	76	235	-	(11)	9	-	(6)	6
Tysons International Partners	13,092	10,094	-	692	694	-	173	173	-
							$ 3,154	$ 3,131	$ 3,843

(1) We own a 50% non-controlling interest in Broadmoor Austin Associates, an entity, which owns a seven-building, 1.1 million net rentable square foot office complex in Austin, Texas.

(2) Prior to March 2002, we owned a 20% non-controlling interest in Burnett Plaza Associates, an entity, which owns a 1.0 million net rentable square foot office building in downtown Fort Worth, Texas. On March 7, 2002, we acquired the remaining 80% interest in Burnett Plaza Associates. The summary of operations above includes the results of operations for the periods prior to our acquisition of a controlling interest on March 7, 2002.

(3) PPS Partners LLC was a joint venture between our operating partnership and a third-party property owner. The third-party property owner contributed property management contracts to PPS Partners LLC. Our operating partnership through a sub-management contract managed the properties and participated in the net income of the joint venture. Effective October 2001, our operating partnership resigned the management duties of the properties.

(4) On March 28, 2001, Prentiss Properties Resources was incorporated under the General Corporation Law of the State of Delaware to serve as a Taxable REIT Subsidiary and provide services to our operating partnership. On March 29, 2001, Prentiss Properties Resources acquired our interest in Prentiss Properties Limited, Inc., valued at $3.9 million, along with certain other assets with a carrying amount of approximately $2.5 million. At December 31, 2002, our operating partnership held a 98% economic interest and 0% voting interest in Prentiss Properties Resources. Effective January 1, 2003, our operating partnership acquired the remaining 2% interest in Prentiss Properties Resources for total consideration of approximately $67,000.

(5) In April 2001, we acquired from Brandywine Realty Trust a 25% non-controlling interest in Tysons International Partners, an entity, which owns two office properties containing 452,000 net rentable square feet in the Northern Virginia area.

(6) Represents a 1% investment in certain real estate entities that we account for using the cost method of accounting.

(7) Prior to April 10, 2001, we owned a 60% non-controlling interest in two entities, each owning a separate office development project in the suburban Philadelphia area. The office projects were sold to Brandywine Realty Trust on April 10, 2001.

(8) The mortgage debt, all of which is non-recourse, is collateralized by the individual real estate property or properties within each venture.

(7) mortgages and notes payable

On May 22, 2002, we renewed our $300 million unsecured revolving credit facility, including an extension of the maturity date from May 23, 2003 to May 23, 2005. The structure of the new facility is substantially the same as the previous facility, including an initial interest rate of LIBOR plus 137.5 basis points. The interest rate on the facility will fluctuate based on our overall leverage with a range between LIBOR plus 125 basis points and LIBOR plus 175 basis points. At December 31, 2002, 30-day LIBOR was 1.38%.

On June 27, 2002, we completed a $72.1 million, non-recourse mortgage financing collateralized by our Burnett Plaza property in Fort Worth, Texas. The loan has a 3-year term with two, 1-year extension options and a floating rate over LIBOR of 215 basis points. The proceeds from the loan were used to repay borrowings outstanding under our revolving credit facility. In conjunction with the Burnett Plaza loan, we entered into two interest rate swaps totaling $40 million, which convert floating rate 30-day LIBOR to fixed rates. Both swap transactions commenced in June 2002 and mature July 2005 and fix LIBOR at a rate of 4.345 percent.

The following table sets forth our mortgages and notes payable as of December 31, 2002 and 2001:

description *(in thousands)*	2002	2001	amortization	interest rate	maturity
Collateralized term loan[1]	$ 71,563	$ 72,313	25 yr	LIBOR + 1.625%	September 30, 2004
Revolving credit facility	156,000	118,500	None	LIBOR + 1.375%	May 23, 2005
Unsecured term loan	75,000	75,000	None	LIBOR + 1.375%	March 16, 2006
PPREFI portfolio loan[2]	180,100	180,100	None	7.58%	February 26, 2007
Mortgage notes payable[3]	528,364	461,821	[4]	[5]	[5]
	$ 1,011,027	$ 907,734			

(1) The term loan is collateralized by four properties with an aggregate net book value of real estate of $83.1 million.

(2) The PPREFI portfolio loan is collateralized by 36 properties with an aggregate net book value of real estate of $249.2 million.

(3) The mortgage loans are collateralized by 31 properties with an aggregate net book value of real estate of $722.9 million.

(4) Excluding the $72.1 million financing of our Burnett Plaza property, which requires interest only payments until maturity, our mortgage notes have debt service requirements based on amortization terms ranging from 25 to 30 years.

(5) Excluding the Burnett Plaza financing, which has an interest rate equal to LIBOR plus 215 basis points, the interest rates range from 6.63% to 8.63% with a weighted average interest rate of 7.39% at December 31, 2002. Maturity dates range from December 2003 through June 2013 with a weighted average maturity of 6.4 years from December 31, 2002.

Our future scheduled principal repayments on our mortgages and notes payable are as follows:

years ending december 31,	(in thousands)
2003	$ 9,164
2004	99,379
2005	266,620
2006	89,978
2007	186,009
Thereafter	359,877
	$ 1,011,027

Under our loan agreements, we are required to satisfy various affirmative and negative covenants, including limitations on total indebtedness, total collateralized indebtedness and cash distributions, as well as obligations to maintain certain minimum tangible net worth and certain minimum interest coverage ratios. We were in compliance with these covenants at December 31, 2002.

(8) interest rate hedges

In the normal course of business, we are exposed to the effect of interest rate changes. We limit our interest rate risk by following established risk management policies and procedures including the use of derivatives. For interest rate exposures, derivatives are used to hedge against rate movements on our related debt.

To manage interest rate risk, we may employ options, forwards, interest rate swaps, caps and floors or a combination thereof depending on the underlying exposure. We undertake a variety of borrowings from credit facilities, to medium- and long-term financings. To hedge against increases in interest cost, we use interest rate instruments, typically interest rate swaps, to convert a portion of our variable-rate debt to fixed-rate debt.

On the date we enter into a derivative contract, we designate the derivative as a hedge of (a) a forecasted transaction or (b) the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (cash flow hedge). Currently, we have only entered into derivative contracts designated as cash flow hedges. These agreements involve the exchange of amounts based on a variable interest rate for amounts based on fixed interest rates over the life of the agreement based upon a notional amount. The difference to be paid or received as the interest rates change is recognized as an adjustment to interest expense. The related amount payable to or receivable from counterparties is included in accounts payable and other liabilities. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the variability of cash flows of the hedged transaction (e.g. until periodic settlements of a variable-rate asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of non-hedging instruments are reported in current-period earnings.

We formally document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to (1) specific assets and liabilities on the balance sheet or (2) specific firm commitments or forecasted transactions. We also formally assess (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, we discontinue hedge accounting prospectively, as discussed below.

We discontinue hedge accounting prospectively when (1) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item (including hedged items such as firm commitments or forecasted transactions); (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; (4) a hedged firm commitment no longer meets the definition of a firm commitment; or (5) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When we discontinue hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

To determine the fair value of derivative instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For our derivatives, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost, and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Over time, the unrealized gains and losses held in accumulated other comprehensive income will be reclassified to earnings. This reclassification is consistent with when the hedged items are recognized in earnings. Within the next twelve months, we expect to reclassify to earnings approximately $7.8 million of the current balance held in accumulated other comprehensive income.

The following table summarizes the notional values and fair values of our derivative financial instruments at December 31, 2002. The notional value provides an indication of the extent of our involvement in these instruments as of the balance sheet date, but does not represent exposure to credit, interest rate or market risks.

notional amount	swap rate paid (fixed)	effective fixed rate	swap rate received (variable) at december 31, 2002	swap maturity	fair value *(in thousands)*
$ 50 million	1.990%	3.365%	1.380%	August 2003	$ (199)
$ 50 million	6.253%	7.628%	1.380%	September 2004	(3,974)
$ 60 million	6.248%	7.623%	1.380%	September 2004	(4,765)
$ 15 million	4.345%	6.495%	1.380%	July 2005	(846)
$ 25 million	4.345%	6.495%	1.380%	July 2005	(1,410)
$ 20 million	5.985%	7.610%	1.380%	March 2006	(2,231)
$ 30 million	5.990%	7.615%	1.380%	March 2006	(3,351)
Total					$ (16,776)

Cash payments made under our interest rate hedges exceeded cash receipts from our interest rate hedges by $8.2 million and $3.2 million for the years ended December 31, 2002 and 2001, respectively. Cash received exceeded cash paid by approximately $215,000 for the year ended December 31, 2000.

(9) accounts payable and other liabilities

Accounts payable and other liabilities consisted of the following at December 31, 2002 and 2001:

(in thousands)	2002	2001
Accrued interest expense	$ 5,400	$ 5,307
Accrued real estate taxes	28,494	26,760
Advance rent and deposits	19,598	18,586
Deferred compensation liability	3,927	3,398
Other liabilities	22,207	21,971
	$ 79,626	$ 76,022

(10) distributions payable

In December 2002, we declared a cash distribution for the fourth quarter of 2002 in the amount of $.56 per share, payable on January 10, 2003, to common shareholders of record on December 27, 2002. Additionally, it was determined that a distribution of $.56 per unit would be made to the partners of our operating partnership and the holders of our Series D Convertible Preferred Shares. The distributions totaled $24.8 million and were paid January 10, 2003.

In addition, quarterly distributions totaling $2.2 million in the aggregate were declared in December 2002, payable to the holders of our Series B Cumulative Redeemable Perpetual Preferred Units and our Series E Preferred Units. The distributions, which equate to an annualized 8.3% of the face amount of the Series B Cumulative Redeemable Perpetual Preferred Units and an annualized 7.5% of the face amount of the Series E Preferred Units, were paid on January 3, 2003 and January 15, 2003, respectively.

(11) leasing activities

Our future minimum lease payments to be received, under non-cancelable operating leases in place at December 31, 2002, which expire on various dates through 2022, are as follows:

years ending december 31,	(in thousands)
2003	$ 285,150
2004	259,429
2005	212,038
2006	178,442
2007	144,918
Thereafter	365,415
	$1,445,392

The geographic concentration of the future minimum lease payments to be received is detailed as follows:

market	(in thousands)
Metro. Washington, DC	$ 360,403
Dallas/Fort Worth	329,326
Chicago	221,420
Oakland	162,743
Austin	126,556
San Diego	81,622
Sacramento	39,619
Denver	33,009
Houston	31,919
Atlanta	24,266
Los Angeles	20,635
Suburban Detroit	13,874
	$1,445,392

For the years ended December 31, 2002 and December 31, 2001, no individual tenant accounted for more than 10% of our total rental income.

(12) supplemental disclosure of non-cash investing and financing activities

Distributions totaling $24.8 million payable to holders of common shares, operating partnership units and Series D Convertible Preferred Shares and distributions totaling $2.2 million payable to holders of our Series B Cumulative Redeemable Perpetual Preferred Units and Series E Preferred Units, were declared in December 2002. The distributions were paid in January 2003.

Pursuant to our long-term incentive plan, during the year ended December 31, 2002, we issued 30,600 restricted share grants to various key employees. The shares, which had a market value of approximately $859,000 based upon the per share price on the date of grant, were classified as unearned compensation and recorded in the shareholders' equity section of the consolidated balance sheet. The unearned compensation is amortized quarterly as compensation expense over the three-year vesting period.

Prior to March 7, 2002, we owned a 20% non-controlling interest in Burnett Plaza Associates and accounted for our interest using the equity method of accounting. On March 7, 2002, we acquired the remaining 80% interest in Burnett Plaza

Associates and consolidated the accounts with and into the accounts of our operating partnership. As a result of the consolidation, we reclassified our $10.3 million investment from investment in joint ventures and unconsolidated subsidiaries to the respective asset and liability accounts on our consolidated balance sheet. In addition, as a result of the acquisition of the remaining 80% interest in the joint venture, we assumed liabilities totaling approximately $2.5 million and receivables totaling approximately $978,000.

During the year ended December 31, 2002, we marked-to-market our investments in securities and our interest rate hedges. During the year ended December 31, 2002, we recorded unrealized losses of $104,000 and $6.6 million on our investments in securities and interest rate hedges, respectively.

During the year ended December 31, 2002, common shares in treasury increased by $248,000, representing a decrease of $14.2 million related to the consummation of the private placement of 613,750 common shares with Salomon Smith Barney Inc., offset by an increase of $14.5 million related to (1) the buy back of 100,000 common shares for gross consideration of $2.5 million and (2) non-cash activities including $11.7 million attributable to 394,365 common shares surrendered as payment of the exercise price and statutory tax withholdings for certain share options exercised during the period and $304,000, representing 12,777 restricted share grants forfeited as a result of an employee termination during the period.

As a result of the sale of our Mid-Atlantic industrial properties and the Academy office property, we removed accumulated depreciation and accumulated amortization of $7.1 million and $351,000, respectively. In addition, receivables, other assets and liabilities totaling $786,000, $346,000 and $491,000, respectively were removed.

(13) related party transactions

On March 28, 2001, Prentiss Properties Resources was incorporated under the General Corporation Law of the State of Delaware to serve as a Taxable REIT Subsidiary and provide management services to our operating partnership. Our operating partnership held a 98% economic interest and 0% voting interest in Prentiss Properties Resources. Currently, we account for our non-controlling interest in the management service company and its subsidiaries using the equity method of accounting. Effective January 1, 2003, our operating partnership acquired the remaining 2% interest in Prentiss Properties Resources and as a result, beginning January 1, 2003, the accounts of Prentiss Properties Resources will be consolidated with and into the accounts of our operating partnership.

The management service company and its subsidiaries incur certain personnel and other overhead-related expenses on behalf of our operating partnership, which are subsequently reimbursed. Such expenses totaled $4.6 million, $4.0 million and $3.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, our operating partnership funds short-term capital needs of the management service company, which are subsequently reimbursed. We had outstanding short-term borrowings due to the management service company of $7.4 million at December 31, 2002 and $4.4 million at December 31, 2001. The short-term borrowings were classified as other payables (affiliates) in our consolidated balance sheets at December 31, 2002 and December 31, 2001.

(14) employee benefit plans

We have a 401(k) savings plan for our employees. Under the plan, as amended, employees, age 21 and older, are eligible to participate in the plan after they have completed one year and 1,000 hours of service. Participants are immediately vested in their contributions, matching contributions and earnings thereon.

We initially match 25% of an employees' contribution, not to exceed 25% of 6% of each employee's wages. Our cost of the initial match totaled approximately $306,000, $333,000 and $325,000 for the years ended December 31, 2002, 2001 and 2000, respectively. We may also elect, in any calendar year, to make a discretionary match to the plan. The amount paid pursuant to the discretionary match totaled approximately $314,000, $300,000 and $0 during the years ended December 31, 2002, 2001 and 2000, respectively.

We have registered 500,000 common shares in connection with a share purchase plan. The share purchase plan enables eligible employees to purchase shares, subject to certain restrictions, of the company at a 15% discount to fair market value. A total of 39,766, 65,340 and 45,364 common shares were issued, in accordance with the share purchase plan, during the years ended December 31, 2002, 2001, and 2000, respectively. At December 31, 2002, we have 243,314 shares available for future issuance.

During the year ended December 31, 2000, we adopted a deferred compensation plan. Pursuant to the plan, officers and other selected key employees of our operating partnership or management service company who earn bonuses have the option of deferring the payment of such bonuses. Such deferred compensation may be used to purchase various mutual funds and/or our common shares. Pursuant to the participant's election, we purchase shares on the open market and place them in a trust for the benefit of such participant. The trust may deliver to the participant shares or the fair market value of such shares beginning 6 months from the date they were placed in the trust. The purpose of the deferred compensation plan is to provide a vehicle for the payment of compensation otherwise payable to the participants, in a form that will provide incentives and rewards for meritorious performance and encourage the recipients' continuance as our employees. During the 2000 plan year we provided a discount of 15% on the purchase price of our common shares purchased by participants in the plan. For the 2001 and 2002 plan years, the deferred compensation plan did not provide for a discount on our common shares. The investments (including 86,529 of our common share purchased in the open market) are carried at their market value of $3.9 million and included as investments in securities on our consolidated balance sheet. The corresponding deferred compensation liability of approximately $3.9 million is included in accounts payable and other liabilities. As a result of the change in the fair value of our investments in securities, we recognized a loss of $104,000 and a gain of $366,000 in other comprehensive income during the years ended December 31, 2002 and 2001, respectively. We recognized a corresponding charge to compensation expense equal to $(104,000) and $366,000, respectively related to the change in the obligation payable to participants.

(15) share incentive plans

We have two separate share-based incentive compensation plans both of which are approved by our shareholders. The plans include (1) a trustees' share incentive plan and (2) an employees' share incentive plan.

Under the plans, we are authorized to issue common shares or cash pursuant to awards granted in the form of (1) non-qualified share options not intended to qualify under Section 422 of the Internal Revenue Code of 1986, as amended; (2) restricted or non-restricted shares; (3) share appreciation rights; and (4) performance shares. Awards may be granted to selected employees and trustees of our company or an affiliate of our company.

the trustees' plan

Under the trustees' plan, annually on the first business day of July we grant to each independent trustee non-qualified share options to purchase 7,500 of our common shares. The options are 100% vested at grant. In 2002, we issued to the independent trustees, a total of 37,500 non-qualified share options.

On the first business day of each fiscal quarter, we issue to each independent trustee common shares having an aggregate value of $6,250, based on the per share fair market value of the common shares on the date of grant. The common shares are 100% vested at grant and, therefore, expensed upon issuance. A total of 4,265, 4,750 and 5,100 common shares were granted pursuant to the plan during the years ended December 31, 2002, 2001, and 2000, respectively.

the employees' plan

Under the employees' plan, we are authorized to issue awards with respect to a maximum of 5,000,000 common shares. Awards may be granted to employees of our operating partnership or management service company. No participant may be granted, in any calendar year, awards in the form of share options or share appreciation rights with respect to more than 390,000 common shares or restricted share awards for more than 50,000 common shares. We have broad discretion in determining the vesting terms and other terms applicable to awards granted under the plan.

The exercise price of each option granted during 2002 was equal to the per share fair market value of our common shares on the date of grant. Under the employees' plan, during the years ended December 31, 2002, 2001 and 2000, we granted 206,500, 459,000 and 745,875 options which vest 33-1/3% per year on each anniversary of the date of grant, commencing with the first anniversary of the date of grant. In addition during 2002, 2001 and 2000 we issued 30,600, 89,700 and 191,500 restricted shares which vest 100% on the third anniversary of the date of grant.

A summary of the status of our options as of December 31, 2002, 2001 and 2000 and the changes during the years ended on those dates is presented below:

	2002		2001		2000	
	# shares of underlying options	weighted average exercise price	# shares of underlying options	weighted average exercise price	# shares of underlying options	weighted average exercise price
Outstanding at beginning of the year	2,179,175	$23.65	2,778,536	$22.30	2,365,691	$22.28
Granted	244,000	$28.43	496,500	$24.88	783,375	$21.80
Exercised	997,661	$23.01	1,073,859	$20.78	357,864	$21.00
Forfeited	4,000	$26.24	22,002	$21.60	12,666	$23.80
Expired	-	$ -	-	$ -	-	$ -
Outstanding at end of year	1,421,514	$24.93	2,179,175	$23.65	2,778,536	$22.30
Exercisable at end of year	679,099	$25.23	1,104,408	$24.14	1,692,324	$22.36
Weighted-average fair value	$1.19		$1.01		$1.48	

The fair value of each share option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2002	2001	2000
Expected term	5.00	5.00	5.00
Expected dividend yield	7.81%	8.20%	8.21%
Expected volatility	13.64%	13.36%	14.53%
Risk-free interest rate	4.27%	4.79%	6.20%

The following table summarizes information about share options outstanding at December 31, 2002:

	options outstanding			options exercisable	
range of exercise price	number outstanding at 12/31/02	weighted average exercise price	weighted average remaining contr. life	number exercisable at 12/31/02	weighted average exercise price
$15.00 to $20.00	166,412	$19.94	6.8	42,831	$19.96
$20.01 to $25.00	740,336	$24.14	7.3	335,502	$23.80
$25.01 to $30.00	477,266	$27.40	6.9	263,266	$27.03
$30.01 +	37,500	$31.35	9.5	37,500	$31.35
$15.00 +	1,421,514	$24.93	7.1	679,099	$25.23

At December 31, 2002, we had 262,880 and 974,134 common shares that remain available for future issuance under our trustees' and employees' plans, respectively.

(16) capital shares

Our board of trustees is authorized to provide for the issuance of 100,000,000 common shares and 20,000,000 preferred shares in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof.

As of December 31, 2002, 38,981,355 and 3,773,585 common shares and Series D Convertible Preferred Shares were issued and outstanding, respectively. The Series D Convertible Preferred Shares are convertible at the holder's option on a one-for-one basis into our common shares, subject to certain adjustments, and may not be redeemed by us before December 29, 2004.

At the operating partnership level, 40,481,921 common units were issued and outstanding at December 31, 2002. The units included 38,981,355 held by Prentiss Properties Trust and 1,500,566 held by limited partners of our operating partnership. The 1,500,566 common units are redeemable at the option of the holder for a like number of common shares, or at our option, the cash equivalent thereof and are accounted for as minority interest in operating partnership on our consolidated balance sheet.

In June 1998, we privately placed 1,900,000, $50.0 par value, 8.30% Series B Cumulative Redeemable Perpetual Preferred Units of our operating partnership with Belair Capital Fund. In connection with the private placement, on June 25, 1998, we designated 1,900,000 Series B Preferred Shares. We may redeem the Series B Preferred Units at any time after June 25, 2003 for cash in an amount equal to the capital account balance subject to certain limitations. The holders of the Series B Preferred Units may exchange the Series B Preferred Units at any time on or after June 25, 2008 for Series B Preferred Shares at an exchange rate of one Series B Preferred Share for one Series B Preferred Unit, subject to adjustments. As of December 31, 2002, no Series B Preferred Shares were issued or outstanding.

In September 1999, we privately placed 2,000,000, $25.0 par value, 9.45% Series C Cumulative Redeemable Perpetual Preferred Units of our operating partnership with Belair Real Estate Corporation and Belcrest Realty Corporation. In connection with the private placement, on September 17, 1999, we designated 2,000,000 Series C Preferred Shares. Using proceeds from our revolving credit facility, on January 3, 2002, we repurchased our operating partnership's outstanding 9.45%, Series C Cumulative Redeemable Perpetual Preferred Units, for approximately $50.6 million, which included accrued and unpaid dividends of $26,250.

In April 2001, we completed an asset exchange with Brandywine Realty Trust. As part of that exchange, we acquired Brandywine's Northern Virginia assets which includes a 25% non-controlling interest in the Tysons International Partners joint venture that owns two office properties. In exchange for the joint venture interest, we issued to Brandywine a combination of 200,000, $50.0 par value, 7.50% Series E Cumulative Preferred Units, of our operating partnership and 26,768 common units of our operating partnership. The holders of the Series E Preferred Units may choose to have the Series E Preferred Units redeemed at any time on or after April 10, 2004. The Series E Preferred Units are redeemable for either $10.0 million plus accrued but unpaid distributions or, at our option, common shares having a market value equal to the redemption price. In addition, each common unit held by Brandywine is exchangeable after April 10, 2003, for either cash equal to the trading price of one common share at the time of the exchange or, at our option, one common share.

At December 31, 2002, the Series B Cumulative Redeemable Perpetual Preferred Units and Series E Preferred Units are accounted for at their redemption value in the line item minority interest in operating partnership on our consolidated balance sheet.

(17) earnings per share

We calculate earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" which requires a dual presentation of basic and diluted earnings per share on the face of the income statement. Additionally, the statement requires a reconciliation of the numerator and denominator used in computing basic and diluted earnings per share.

The table below presents a reconciliation of the numerator and denominator used to calculate basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000:

(in thousands, except per share data)	2002	2001	2000
reconciliation of the numerator used for basic earnings per share			
Income from continuing operations	$ 66,982	$ 86,315	$ 66,203
Preferred dividends	(8,358)	(7,887)	(7,151)
Gain on sale of properties	-	13,895	221
Income from continuing operations applicable to common shareholders	$ 58,624	$ 92,323	$ 59,273
Discontinued operations	7,299	2,623	3,161
Extraordinary items	-	(367)	-
Net income applicable to common shareholders	$ 65,923	$ 94,579	$ 62,434
reconciliation of the denominator used for basic earnings per share			
Weighted average common shares outstanding	38,409	36,736	36,273
Basic earnings per share	$ 1.72	$ 2.57	$ 1.72
reconciliation of the numerator used for dilutive earnings per share			
Income from continuing operations	$ 66,982	$ 86,315	$ 66,203
Preferred dividends	(8,358)	-	(7,151)
Gain on sale of properties	-	13,895	221
Income from continuing operations applicable to common shareholders	$ 58,624	$ 100,210	$ 59,273
Discontinued operations	7,299	2,623	3,161
Extraordinary items	-	(367)	-
	$ 65,923	$ 102,466	$ 62,434
reconciliation of the denominator used for dilutive earnings per share			
Weighted average common shares outstanding	38,409	36,736	36,273
Preferred shares [1]	-	3,774	-
Options	240	339	242
Weighted average common shares and common share equivalents outstanding	38,649	40,849	36,515
Diluted earnings per share	$ 1.71	$ 2.51	$ 1.71

(1) Preferred shares for the year ended December 31, 2002 and 2000 are excluded from the denominator in calculating dilutive earnings per share as such shares were anti-dilutive for the periods; therefore, the numerator used in the calculation of dilutive earnings per share is income applicable to common shareholders for the years ended December 31, 2002 and 2000 as compared to the year ended December 31, 2001, for which the numerator is net income.

(18) commitments and contingencies

legal matters

We are subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. We believe that the final outcome of such matters will not have a material adverse effect on our financial position, results of operations or liquidity.

environmental matters

We obtain environmental site assessments for all acquired properties prior to acquisition. The environmental site assessments have not revealed any environmental condition, liability or compliance concern that we believe may have a material adverse effect on our business, assets or results or operations, nor are we aware of any such condition, liability or concern. It is possible that the environmental site assessments relating to any one of our properties or properties to be acquired in the future do not reveal all environmental conditions, liabilities or compliance concerns or that there are material environmental conditions, liabilities or compliance concerns that arose after the related environmental site assessment report was completed, of which we are otherwise unaware.

development activity

We are party to several construction contracts as part of our development activities. The following office properties were under development at December 31, 2002:

development properties	segment	market	net rentable square feet[1] *(in thousands)*	estimated cost[2] *(in millions)*	estimated shell completion date[3]
Carlsbad Pacific Center III	Southern California	San Diego	40	$ 8.3	October 2001
Willow Oaks III	Mid-Atlantic	Metro. Washington, DC	182	40.6	January 2002
			222	$ 48.9	

(1) Net rentable square feet defines the area of a property for which a tenant is required to pay rent, which includes the actual rentable area plus a portion of the common area of the property allocated to the tenant.

(2) As of December 31, 2002, we have incurred $41.4 million of the total estimated cost of our development properties.

(3) We classify our construction projects as development properties until the projects are substantially complete and ready for their intended use. Typically, this includes shell completion and improvements made to the net rentable area within the building.

insurance

We have and will keep in force comprehensive insurance, including liability, fire, workers' compensation, extended coverage, rental loss and, when available on reasonable commercial terms, flood, wind, earthquake and terrorism insurance, with policy specifications, limits, exclusions and deductibles customarily carried for similar properties. We currently maintain insurance to cover environmental conditions and business interruption if and when they occur. This policy covers both governmental and third-party claims associated with the covered environmental conditions. Our real property insurance policies exclude earthquake coverage for properties located within California. As a result, we maintain a $100 million blanket earthquake policy on the properties we own in Northern and Southern California. Our real property insurance policies exclude terrorism coverage. However, we maintain a $100 million blanket stand-alone terrorism policy on the properties we own. Certain types of losses, however, generally of a catastrophic nature, such as acts of war, are either uninsurable or the cost of obtaining insurance is so high that it is more prudent to accept the risk of loss. If more terrorists incidents occur, however, future insurance policies purchased by us may expressly exclude hostile acts, and it may be impossible to obtain insurance covering terrorist attacks. In addition, we would expect our insurance premiums to increase in the future, which may have an adverse impact on our cash flow. We may not be able to purchase policies in the future with coverage limits and deductibles similar to those that were available before September 11, 2001. We believe that our properties as of the date of this filing are adequately insured in accordance with industry standards.

financial guarantees and commitments

In connection with the disposition of a real estate property in May 2001, we entered into a financial guarantee with a maximum future potential payment of $1.4 million. The financial guarantee, provided to the third party purchaser, guarantees payment of an amount not to exceed the $1.4 million potential maximum if certain tenants, as defined in the purchase and sale agreement, fail to extend their leases beyond the maturities of their current in-place leases.

As a condition of the purchase and sale and as security for our guarantee, we provided to the title company at closing, irrevocable letters of credit, totaling $1.4 million, drawn on a financial institution and identifying the purchaser as beneficiary. The balance of the letters of credit which total $1.3 million at December 31, 2002, expires as follows:

(in thousands)	letters of credit
2003	$1,063
2004	63
2005	63
2006	126
	$1,315

We reduced gain on sale by $1.0 million which represents our estimate of the probable payment under the guarantee. This amount is included in accounts payable and other liabilities on our consolidated balance sheet at December 31, 2002.

(19) recently issued accounting pronouncements

In April 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 145, "Recission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The provisions of this statement as they relate to the rescission of statement No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions in paragraphs 8 and 9 (c) of this statement as they relate to statement No. 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. The statement includes two items that could be relevant to real estate companies such as ours. Specifically, the statement rescinds Statement of Financial Accounting Standards No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. As a result of this recission, the criteria in APB Opinion No. 30 will now be used to classify those gains and losses, which could result in the gains and losses being reported in income before extraordinary items. The statement amends Statement of Financial Accounting Standards No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The impact from the implementation of this statement, which we believe will not have a material impact on our financial statements, will be dependent upon (1) the amount of any gains or losses realized as a result of future debt extinguishments and (2) whether we enter into lease modifications that have economic effects similar to sale-leaseback transactions.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 146, "Accounting for Exit or Disposal Activities." The statement addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the EITF has set forth in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The scope of the statement also includes (1) costs related to terminating a contract that is not a capital lease and (2) termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. The statement is effective for exit or disposal activities initiated after December 31, 2002. The impact from the implementation of this statement, which we believe will not have a material impact on our financial statements, will be dependent upon whether or not we enter into transactions that qualify as exit or disposal activities as defined in this statement.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure." The statement amends Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of the statement to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. On January 1, 2003, we adopted the fair value method of accounting for stock-based compensation and have elected to apply this method using the prospective method as prescribed in Financial Accounting Standards No. 148. The prospective method allows for the application of the recognition provisions of Financial Accounting Standards No. 123 to all employee awards granted, modified, or settled after the beginning of the fiscal year in which the recognition provisions are first applied. The transition and disclosure provisions of this statement are effective for financial statements for fiscal years ending after December 15, 2002. The interim disclosure provisions of this statement are effective for interim periods beginning after December 15, 2002. The impact from the implementation of this statement, which we believe will not have a material impact on our financial statements, will be dependent upon the amount of awards granted, modified, or settled on or subsequent to January 1, 2003.

In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements of this interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The impact from the implementation of this interpretation, which we believe will not have a material impact on our financial statements, will be dependent upon guarantees we enter into subsequent to December 31, 2002.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation requires consolidation of an entity by an enterprise if that enterprise will absorb a majority of the entity's expected losses if they occur, receive a majority of the entity's expected residual returns if they occur, or both. An entity subject to this interpretation is called a variable interest entity. The disclosure provisions of this interpretation are effective for financial statements issued after January 31, 2003. A public entity with a variable interest entity created before February 1, 2003, shall apply the consolidation provisions of this interpretation to that entity no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. All enterprises with variable interests in variable interests entities created after January 31, 2003, shall apply the consolidation provisions of this interpretation immediately. At December 31, 2002, our operating partnership held a 98% non-voting interest in Prentiss Properties Resources which we accounted for using the equity method of accounting. Effective January 1, 2003, we acquired the remaining outstanding interest in Prentiss Properties Resources for consideration of approximately $67,000. As a result of this transaction, effective January 1, 2003, the accounts of Prentiss Properties Resources will be consolidated with and into the accounts of our operating partnership. Had this transaction not occurred, Prentiss Properties Resources would have been subject to consolidation as prescribed in this interpretation. We have no other entities that qualify as variable interest entities at December 31, 2002.

(20) segment information

The table below presents information about income from continuing operations and segment assets used by our chief operating decision maker as of and for the years ended December 31, 2002, 2001, and 2000, respectively:

for the year ended and as of december 31, 2002 *(in thousands)*	mid-atlantic	midwest	northeast	southwest	northern california	southern california	total segments	corporate not allocable to segments	consolidated total
Revenues:									
Rental income	$ 92,894	$ 61,724	$ -	$ 119,324	$ 46,452	$ 29,728	$ 350,122	$ -	$ 350,122
Management and other fees, net	433	22	-	1,034	280	(59)	1,710	2,676	4,386
Total revenues	93,327	61,746	-	120,358	46,732	29,669	351,832	2,676	354,508
Expenses:									
Property operating and maintenance	21,858	14,591	-	32,175	14,553	5,665	88,842	-	88,842
Real estate taxes	7,077	10,875	-	16,158	3,529	2,292	39,931	-	39,931
General & administrative and personnel costs	425	302	-	379	358	171	1,635	8,726	10,361
Interest expense	-	-	-	-	-	-	-	67,081	67,081
Amortization of deferred financing costs	-	-	-	-	-	-	-	1,832	1,832
Depreciation and amortization	17,857	12,424	-	26,661	7,417	7,289	71,648	86	71,734
Total expenses	47,217	38,192	-	75,373	25,857	15,417	202,056	77,725	279,781
Income from continuing operations before minority interests and equity in income	46,110	23,554	-	44,985	20,875	14,252	149,776	(75,049)	74,727
Minority interests	-	-	-	-	-	-	-	(10,899)	(10,899)
Equity in income of joint ventures and unconsolidated subsidiaries	1,875	1,007	-	2,282	(386)	(146)	4,632	(1,478)	3,154
Income from continuing operations	$ 47,985	$ 24,561	$ -	$ 47,267	$ 20,489	$ 14,106	$ 154,408	$ (87,426)	$ 66,982
Total assets	$ 617,295	$ 383,559	$ -	$ 267,050	$ 180,379	$639,416	$2,087,699	$ 34,590	$2,122,289

for the year ended and as of december 31, 2001 (in thousands)	mid-atlantic	midwest	northeast	southwest	northern california	southern california	total segments	corporate not allocable to segments	consolidated total
Revenues:									
Rental income	$ 89,101	$ 68,918	$ 8,166	$ 93,314	$ 44,160	$ 27,911	$ 331,570	$ -	$ 331,570
Management and other fees, net	726	79	748	1,596	280	120	3,549	1,493	5,042
Total revenues	89,827	68,997	8,914	94,910	44,440	28,031	335,119	1,493	336,612
Expenses:									
Property operating and maintenance	19,705	13,757	1,631	24,228	12,646	4,829	76,796	-	76,796
Real estate taxes	6,574	11,911	558	13,156	3,343	2,146	37,688	-	37,688
General & administrative and personnel costs, net	560	308	192	541	25	579	2,205	8,191	10,396
Interest expense	-	-	-	-	-	-	-	64,472	64,472
Amortization of deferred financing costs	-	-	-	-	-	-	-	1,607	1,607
Depreciation and amortization	16,303	10,289	1,587	20,068	6,898	6,768	61,913	73	61,986
Total expenses	43,142	36,265	3,968	57,993	22,912	14,322	178,602	74,343	252,945
Merger termination fee, net	-	-	-	-	-	-	-	17,000	17,000
Income from continuing operations before minority interests and *equity in income*	46,685	32,732	4,946	36,917	21,528	13,709	156,517	(55,850)	100,667
Minority interests	-	-	-	-	-	-	-	(17,483)	(17,483)
Equity in income of joint ventures and unconsolidated subsidiaries	935	1,070	(291)	4,305	(51)	370	6,338	(3,207)	3,131
Income from continuing operations	$ 47,620	$ 33,802	$ 4,655	$ 41,222	$ 21,477	$ 14,079	$ 162,855	$ (76,540)	$ 86,315
Total assets	$592,023	$ 383,018	$ -	$550,069	$270,216	$196,132	$1,991,458	$ 39,135	$2,030,593

(20) segment information (cont.)

for the year ended and as of december 31, 2000 *(in thousands)*	mid-atlantic	midwest	northeast	southwest	northern california	southern california	total segments	corporate not allocable to segments	consolidated total
Revenues:									
Rental income	$ 75,534	$ 80,445	$ 29,037	$ 80,089	$ 36,737	$ 25,974	$ 327,816	$ -	$ 327,816
Management and other fees, net	447	43	517	2,590	208	229	4,034	521	4,555
Total revenues	75,981	80,488	29,554	82,679	36,945	26,203	331,850	521	332,371
Expenses:									
Property operating and maintenance	17,943	15,769	5,919	22,178	10,056	4,022	75,887	-	75,887
Real estate taxes	5,351	13,295	2,204	11,639	3,008	2,212	37,709	-	37,709
General & administrative and personnel costs, net	510	311	544	408	95	690	2,558	7,232	9,790
Interest expense	-	-	-	-	-	-	-	71,208	71,208
Amortization of deferred financing costs	-	-	-	-	-	-	-	1,519	1,519
Depreciation and amortization	14,284	11,640	5,922	18,182	5,238	6,142	61,408	71	61,479
Total expenses	38,088	41,015	14,589	52,407	18,397	13,066	177,562	80,030	257,592
Merger termination fee, net	-	-	-	-	-	-	-	4,091	4,091
Loss on investment in securities	-	-	-	-	-	-	-	(1,000)	(1,000)
Income from continuing operations before minority interests and equity in income	37,893	39,473	14,965	30,272	18,548	13,137	154,288	(76,418)	77,870
Minority interests	-	-	-	-	-	-	-	(15,510)	(15,510)
Equity in income of joint ventures and unconsolidated subsidiaries	252	429	(469)	4,189	999	638	6,038	(2,195)	3,843
Income from continuing operations	$ 38,145	$ 39,902	$ 14,496	$ 34,461	$ 19,547	$ 13,775	$ 160,326	$ (94,123)	$66,203
Total assets	$457,762	$413,338	$214,258	$516,723	$267,173	$206,172	$2,075,426	$ 42,449	$2,117,875

(21) selected quarterly financial data (unaudited)

The following schedule is a summary of the quarterly results of operations for the years ended December 31, 2002, 2001 and 2000:

(amounts in thousands, except per share data)	first quarter	second quarter	third quarter	fourth quarter	total
year ended december 31, 2002					
Revenue	$ 84,793	$ 90,037	$ 89,013	$ 90,665	$354,508
Income from continuing operations	$ 17,602	$ 16,569	$ 16,970	$ 15,841	$ 66,982
Net income	$ 18,220	$ 17,341	$ 22,894	$ 15,826	$ 74,281
Net income per common share-basic	$ 0.43	$ 0.40	$ 0.53	$ 0.35	$ 1.72
Net income per common share-diluted	$ 0.43	$ 0.39	$ 0.53	$ 0.35	$ 1.71
year ended december 31, 2001					
Revenue	$ 86,363	$ 83,625	$ 85,310	$ 81,314	$336,612
Income from continuing operations	$ 23,559	$ 26,911	$ 17,465	$ 18,380	$ 86,315
Net income	$ 29,323	$ 36,472	$ 17,848	$ 18,823	$102,466
Net income per common share-basic	$ 0.75	$ 0.94	$ 0.43	$ 0.45	$ 2.57
Net income per common share-diluted	$ 0.72	$ 0.90	$ 0.43	$ 0.45	$ 2.51
year ended december 31, 2000					
Revenue	$ 78,995	$ 83,286	$ 82,396	$ 87,694	$332,371
Income from continuing operations	$ 14,948	$ 15,784	$ 19,443	$ 16,028	$ 66,203
Net income	$ 16,947	$ 17,835	$ 18,258	$ 16,545	$ 69,585
Net income per common share-basic	$ 0.42	$ 0.44	$ 0.45	$ 0.40	$ 1.72
Net income per common share-diluted	$ 0.42	$ 0.44	$ 0.45	$ 0.40	$ 1.71

(22) income taxes

We have elected to be taxed as a REIT under sections 856 through 860 of the Internal Revenue Code of 1986, commencing with our taxable year ended December 31, 1996. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our adjusted taxable income to our shareholders. It is our current intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate level federal income tax on taxable income we distribute currently to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and to federal income and excise taxes on our undistributed taxable income. In addition, taxable income from non-REIT activities managed through taxable REIT subsidiaries is subject to federal, state and local income taxes.

The following is a reconciliation of GAAP net income to taxable income for the years ended December 31, 2002, 2001 and 2000:

reconciliation between GAAP net income and taxable income

(in thousands)	2002	2001	2000
GAAP net income	$ 74,281	$ 102,466	$ 69,585
GAAP loss (net income) of taxable subsidiaries included above	(651)	339	(1,017)
GAAP net income from REIT operations	73,630	102,805	68,568
GAAP to tax adjustments:[1]			
Depreciation and amortization	14,495	5,551	7,093
Gains and losses from capital transactions[2]	(296)	(17,645)	842
Straight-line rent adjustment, net of rents received in advance	(7,177)	(8,231)	(8,595)
Capitalized operating expenses and interest cost related to development projects	(3,017)	(4,955)	(2,392)
Interest income	481	1,439	3,992
Compensation expense	(4,542)	(3,199)	565
Other differences, net	3,502	(467)	(407)
Total GAAP to tax adjustments	3,446	(27,507)	1,098
Adjusted taxable income subject to distribution requirement[3]	$ 77,076	$ 75,298	$ 69,666

(1) All adjustments to GAAP net income from REIT operations are net of amounts attributable to minority interest.
(2) Represents the GAAP to tax difference for gains and losses including tax-deferred gain on transactions qualifying under Section 1031 of the Internal Revenue Code.
(3) The distribution requirement was 90% in 2002 and 2001 and 95% in 2000, respectively.

characterization of distributions

The classification of distributions presented below is determined out of our earnings and profits as defined by Section 316 of the Internal Revenue Code, which differs from federal taxable income.

The following table characterizes distributions paid per common share for the years ended December 31, 2002, 2001, and 2000:

(in thousands)	2002		2001		2000	
Ordinary income	$ 1.788	80.73%	$ 1.801	86.14%	$ 1.629	85.97%
Return of capital	$ 0.427	19.27%	$ 0.185	8.90%	$ 0.174	9.18%
Capital gains	$ 0.000	0.00%	$ 0.104	4.96%	$ 0.092	4.58%
	$ 2.215		$ 2.090		$ 1.895	

(23) subsequent events

At December 31, 2002, the operating partnership held a 98% non-voting interest in Prentiss Properties Resources, which we accounted for using the equity method of accounting. Effective January 1, 2003, we acquired from Ampulla, LLC, a single member limited liability company owned by Michael V. Prentiss, Chairman of the Board of Prentiss Properties Trust, the remaining outstanding interest in Prentiss Properties Resources, for gross consideration of approximately $67,000. As a result of this transaction, effective January 1, 2003 the accounts of Prentiss Properties Resources are consolidated with and into the accounts of our operating partnership.

On January 31, 2003, using proceeds from our revolving credit facility, we acquired a 339,471 net rentable square foot office building in Dallas, Texas for gross consideration of $28.0 million. At acquisition, the building was 68% leased.

executive officers

Michael V. Prentiss
Chairman of the Board

Thomas F. August
President & CEO

Daniel K. Cushing
Managing Director,
Northern California Region

Christopher M. Hipps
Managing Director,
Southwest Region

Lawrence J. Krueger
Managing Director,
Midwest Region

Christopher B. Mahon
Managing Director,
Southern California Region

Robert K. Wiberg
Managing Director,
Mid-Atlantic Region

Michael A. Ernst
Chief Financial Officer

trustees

corporate office

3890 West Northwest Highway
Suite 400
Dallas, Texas 75220
214.654.0886
www.prentissproperties.com

independent accountants

PricewaterhouseCoopers LLP
2001 Ross Avenue
Suite 1800
Dallas, Texas 75201
214.999.1400

legal counsel

Akin, Gump, Strauss, Hauer
& Feld L.L.P.
1700 Pacific Avenue
Suite 4100
Dallas, Texas 75201

investor information

Shareholders may receive, without charge, a copy of the Form 10-K Annual Report filed with the Securities and Exchange Commission by written request addressed to Investor Relations at the corporate office. You may also contact us by visiting the Investor Relations section on the Company's web site at www.prentissproperties.com.

market information

quarter ending	price high	price low	declared dividend
March 31, 2001	27.00	23.76	.485
June 30, 2001	27.10	23.70	.535
Sept. 30, 2001	29.16	25.80	.535
Dec. 31, 2001	28.29	24.36	.535
March 31, 2002	29.99	26.81	.535
June 30, 2002	33.05	29.14	.560
Sept. 30, 2002	31.80	24.15	.560
Dec. 31, 2002	29.06	24.71	.560

annual meeting

May 15, 2003
12:00 noon
Embassy Suites
3880 West Northwest Highway
Dallas, Texas 75220

transfer agent

Shareholders of record who wish to change the ownership or address of stock, report lost, stolen or destroyed certificates, or who have questions about their accounts, please contact:

Equiserve Trust Company, N. A.
P.O. Box 43069
Providence, Rhode Island
02940-3069
800.446.2617
www.equiserve.com

Prentiss Properties Trust is traded on the New York Stock Exchange under the symbol PP.

dividend reinvestment plan

For information on Prentiss Properties' Dividend Reinvestment and Share Purchase Plan, contact:

Equiserve Trust Company, N. A.
P.O. Box 43081
Providence, Rhode Island
02940-3081
888.290.7286

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

(3) Member of the Corporate Governance Committee



Prentiss Properties

3890 West Northwest Highway Suite 400 Dallas Texas 75220 214.654.0886

www.prentissproperties.com